4/17

[redacted]

08001955

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Pacific Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 2 2008
THOMSON FINANCIAL

FILE NO. 82- 00836

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 4/18/08

BEST AVAILABLE COPY

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 00142)

website: http://www.firstpacco.com

RECEIVED

2008 APR 17 P 12:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2007 Annual Results - Audited

FINANCIAL HIGHLIGHTS

- Profit attributable to equity holders of the parent increased by 210.3 per cent to US$510.4 million (HK$3,981.1 million) from US$164.5 million (HK$1,283.1 million) due principally to higher non-recurring gains and recurring profit contributions from PLDT and Indofood.
- Recurring profit improved by 29.2 per cent to US$193.7 million (HK$1,510.9 million) from US$149.9 million (HK$1,169.2 million).
- Non-recurring gains increased to US$286.6 million (HK$2,235.5 million) from US$66.1 million (HK$515.6 million), which mainly comprise a gain on divestment of the Group's interest in PLDT of US$174.7 million (HK$1,362.7 million) on settlement of certain Head Office's Exchangeable Notes with PLDT shares and a gain on dilution of the Group's effective interest in Indofood's oils and plantations businesses of US$75.9 million (HK$592.0 million).
- Profit contribution from operations increased by 33.1 per cent to US$251.8 million (HK$1,964.0 million) from US$189.2 million (HK$1,475.8 million).
- Turnover increased by 24.3 per cent to US$3,075.0 million (HK$23,985.0 million) from US$2,474.8 million (HK$19,303.4 million), principally reflecting Indofood's increase in turnover.
- Basic earnings per share increased by 208.5 per cent to U.S. 15.89 cents (HK123.9 cents) from U.S. 5.15 cents (HK40.17 cents).
- Equity attributable to equity holders of the parent increased by 95.1 per cent to US$1,137.1 million (HK$8,869.4 million) at 31 December 2007 from US$582.7 million (HK$4,545.1 million) at 31 December 2006.
- Consolidated gearing ratio improved to 0.68 time at 31 December 2007, compared with 0.83 time at 31 December 2006.
- A final dividend and a special dividend of HK5.00 cents (U.S. 0.64 cent) (2006: HK3.50 cents or U.S. 0.45 cent) and HK3.00 cents (U.S. 0.38 cent) (2006: Nil), respectively, per ordinary share have been recommended, making a total dividend per ordinary share equivalent to HK10.00 cents (U.S. 1.28 cent) (2006: HK5.46 cents or U.S. 0.70 cent) for the full year or a dividend payout ratio of 21 per cent (2006: 15 per cent) of recurring profit.

CONSOLIDATED PROFIT AND LOSS STATEMENT

For the year ended 31 December	Notes	2007 US$m	2006 (Restated)(i) US$m	2007* HK$m	2006* (Restated)(i) HK$m
Turnover	2	3,075.0	2,474.8	23,985.0	19,303.4
Cost of sales		(2,315.2)	(1,836.5)	(18,058.6)	(14,324.7)
Gross profit		759.8	638.3	5,926.4	4,978.7
Gain on divestments and dilutions		356.1	104.0	2,777.6	811.2
Distribution costs		(261.4)	(229.6)	(2,038.9)	(1,790.9)
Administrative expenses		(180.9)	(150.8)	(1,411.0)	(1,176.2)
Other operating expenses, net		(18.9)	(103.9)	(147.4)	(810.4)
Net borrowing costs	3	(133.0)	(106.5)	(1,037.4)	(830.7)
Share of profits less losses of associated companies and joint ventures		245.7	141.8	1,916.4	1,106.0
Profit before taxation	4	767.4	293.3	5,985.7	2,287.7
Taxation	5	(95.7)	(71.6)	(746.4)	(558.4)
Profit for the year		671.7	221.7	5,239.3	1,729.3
Attributable to:					
Equity holders of the parent	6	510.4	164.5	3,981.1	1,283.1
Minority interest		161.3	57.2	1,258.2	446.2
		671.7	221.7	5,239.3	1,729.3
Ordinary share dividends	7				
Interim - HK2.00 cents (U.S. 0.26 cent) (2006: HK1.00 cent or U.S. 0.13 cent) per share		8.2	4.1	64.0	32.0
Proposed/declared special - HK3.00 cents (U.S. 0.38 cent) (2006: HK0.96 cent or U.S. 0.12 cent) per share		12.3	3.9	95.9	30.4
Proposed final - HK5.00 cents (U.S. 0.64 cent) (2006: HK3.50 cents or U.S. 0.45 cent) per share		20.6	14.4	160.7	112.3
Total		41.1	22.4	320.6	174.7

For the year ended 31 December		2007 US¢	2006 US¢	2007* HK¢	2006* HK¢
Earnings per share attributable to equity holders of the parent	8				
Basic		15.89	5.15	123.9	40.17
Diluted		15.46	5.06	120.6	39.47

(i) Refer to Note 1(B)

CONSOLIDATED BALANCE SHEET

At 31 December	Notes	2007 US$m	2006 (Restated)(i) US$m	2007* HK$m	2006* (Restated)(i) HK$m
Non-current assets					
Property, plant and equipment		**784.1**	716.8	**6,116.0**	5,591.0
Plantations		**881.5**	275.0	**6,875.7**	2,145.0
Associated companies and joint ventures		**1,311.4**	532.3	**10,228.9**	4,151.9
Goodwill		**347.2**	34.8	**2,708.2**	271.5
Financial assets at fair value through profit or loss	9	**79.8**	104.9	**622.4**	818.2
Accounts receivable, other receivables and prepayments	10	**37.0**	15.9	**288.6**	124.0
Prepaid land premiums		**151.4**	45.8	**1,180.9**	357.3
Available-for-sale assets		**6.0**	4.9	**46.8**	38.2
Deferred tax assets		**45.0**	20.3	**351.0**	158.3
Other non-current assets		**110.0**	106.5	**858.0**	830.7
		3,753.4	1,857.2	**29,276.5**	14,486.1
Current assets					
Cash and cash equivalents		**600.8**	267.4	**4,686.2**	2,085.7
Pledged deposits and restricted cash		**-**	31.3	**-**	244.1
Available-for-sale assets		**24.1**	102.1	**188.0**	796.4
Accounts receivable, other receivables and prepayments	10	**355.5**	258.1	**2,772.9**	2,013.2
Inventories		**494.0**	367.4	**3,853.2**	2,865.8
		1,474.4	1,026.3	**11,500.3**	8,005.2
Current liabilities					
Accounts payable, other payables and accruals	11	**485.6**	300.1	**3,787.7**	2,340.8
Short-term borrowings		**1,000.1**	508.9	**7,800.8**	3,969.4
Provision for taxation		**52.9**	23.1	**412.6**	180.2
Current portion of deferred liabilities and provisions		**17.4**	16.6	**135.7**	129.5
		1,556.0	848.7	**12,136.8**	6,619.9
Net current (liabilities)/assets		**(81.6)**	177.6	**(636.5)**	1,385.3
Total assets less current liabilities		**3,671.8**	2,034.8	**28,640.0**	15,871.4
Equity					
Issued share capital		**32.2**	32.0	**251.2**	249.6
Other reserves		**1,048.8**	975.5	**8,180.6**	7,608.9
Retained earnings/(accumulated losses)		**56.1**	(424.8)	**437.6**	(3,313.4)
Equity attributable to equity holders of the parent		**1,137.1**	582.7	**8,869.4**	4,545.1
Minority interest		**992.6**	450.1	**7,742.3**	3,510.7
Total equity		**2,129.7**	1,032.8	**16,611.7**	8,055.8
Non-current liabilities					
Long-term borrowings		**1,044.5**	647.0	**8,147.1**	5,046.6
Deferred liabilities and provisions		**180.5**	92.1	**1,407.9**	718.4
Deferred tax liabilities		**310.8**	163.3	**2,424.2**	1,273.7
Derivative liability	12	**6.3**	99.6	**49.1**	776.9
		1,542.1	1,002.0	**12,028.3**	7,815.6
		3,671.8	2,034.8	**28,640.0**	15,871.4

(i) Refer to Note 1(B)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to equity holders of the parent										
	Issued share capital US$m	Share premium US$m	Share options issued US$m	Unrealized gains on available-for-sale assets US$m	Unrealized gains/ (losses) on cash flow hedges US$m	Exchange reserve US$m	Capital reserve US$m	Retained earnings/ (accumulated losses) US$m	Total US$m	Minority interest US$m	Total equity US$m
Balance at 1 January 2006	31.9	959.1	9.3	6.4	4.0	(50.9)	-	(577.0)	382.8	323.9	706.7
Changes in equity for 2006:											
Exchange differences on translating foreign operations	-	-	-	-	-	5.7	-	-	5.7	29.2	34.9
Unrealized gains on available-for-sale assets	-	-	-	45.5	-	-	-	-	45.5	3.7	49.2
Unrealized losses on cash flow hedges	-	-	-	-	(10.6)	-	-	-	(10.6)	-	(10.6)
Net income and expense recognized directly in equity	-	-	-	45.5	(10.6)	5.7	-	-	40.6	32.9	73.5
Profit for the year	-	-	-	-	-	-	-	164.5	164.5	57.2	221.7
Total recognized income and expense for the year	-	-	-	45.5	(10.6)	5.7	-	164.5	205.1	90.1	295.2
Divestment and dilution of interest in an associated company	-	-	-	-	-	2.5	-	-	2.5	-	2.5
Restructuring transactions among entities under common control	-	-	-	-	-	-	(2.6)	-	(2.6)	2.6	-
Acquisition of subsidiary companies	-	-	-	-	-	-	-	-	-	35.9	35.9
Shares issued to minority interest by a subsidiary company	-	-	-	-	-	-	-	-	-	2.5	2.5
Change in attributable interests	-	-	-	-	-	-	-	-	-	(2.4)	(2.4)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	(2.5)	(2.5)
Issue of shares upon the exercise of share options	0.1	5.1	(1.6)	-	-	-	-	-	3.6	-	3.6
Equity-settled share option arrangements	-	-	3.6	-	-	-	-	-	3.6	-	3.6
2005 final dividend	-	-	-	-	-	-	-	(8.2)	(8.2)	-	(8.2)
2006 interim dividend	-	-	-	-	-	-	-	(4.1)	(4.1)	-	(4.1)
Balance at 31 December 2006	32.0	964.2	11.3	51.9	(6.6)	(42.7)	(2.6)	(424.8)	582.7	450.1	1,032.8
Changes in equity for 2007:											
Exchange differences on translating foreign operations	-	-	-	-	-	84.4	-	-	84.4	(29.5)	54.9
Unrealized gains on available-for-sale assets	-	-	-	3.9	-	-	-	-	3.9	2.2	6.1
Realized gains on available-for-sale assets	-	-	-	(45.5)	-	-	-	-	(45.5)	(3.3)	(48.8)
Unrealized gains on cash flow hedges	-	-	-	-	13.4	-	-	-	13.4	-	13.4
Net income and expense recognized directly in equity	-	-	-	(41.6)	13.4	84.4	-	-	56.2	(30.6)	25.6
Profit for the year	-	-	-	-	-	-	-	510.4	510.4	161.3	671.7
Total recognized income and expense for the year	-	-	-	(41.6)	13.4	84.4	-	510.4	566.6	130.7	697.3
Divestment and dilution of interest in an associated company	-	-	-	-	0.5	3.3	-	-	3.8	-	3.8
Dilution of interest in subsidiary companies	-	-	-	-	-	(0.8)	0.3	-	(0.5)	-	(0.5)
Acquisition of subsidiary companies	-	-	-	-	-	-	-	-	-	203.5	203.5
Change in attributable interests	-	-	-	-	-	-	-	-	-	223.3	223.3
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	(15.0)	(15.0)
Issue of shares upon the exercise of share options	0.2	7.5	(2.4)	-	-	-	-	-	5.3	-	5.3
Repurchase and cancellation of shares	-	-	-	-	-	-	-	(3.0)	(3.0)	-	(3.0)
Equity-settled share option arrangements	-	-	8.7	-	-	-	-	-	8.7	-	8.7
2006 special dividend	-	-	-	-	-	-	-	(3.9)	(3.9)	-	(3.9)
2006 final dividend	-	-	-	-	-	-	-	(14.4)	(14.4)	-	(14.4)
2007 interim dividend	-	-	-	-	-	-	-	(8.2)	(8.2)	-	(8.2)
Balance at 31 December 2007	**32.2**	**971.7**	**17.6**	**10.3**	**7.3**	**44.2**	**(2.3)**	**56.1**	**1,137.1**	**992.6**	**2,129.7**

	Equity attributable to equity holders of the parent										
	Issued share capital HK$m*	Share premium HK$m*	Share options issued HK$m*	Unrealized gains on available-for-sale assets HK$m*	Unrealized gains/ (losses) on cash flow hedges HK$m*	Exchange reserve HK$m*	Capital reserve HK$m*	Retained earnings/ (accumulated losses) HK$m*	Total HK$m*	Minority interest HK$m*	Total equity HK$m*
Balance at 1 January 2006	248.8	7,481.0	72.5	49.9	31.2	(397.0)	-	(4,500.6)	2,985.8	2,526.5	5,512.3
Changes in equity for 2006:											
Exchange differences on translating foreign operations	-	-	-	-	-	44.5	-	-	44.5	227.6	272.1
Unrealized gains on available-for-sale assets	-	-	-	354.9	-	-	-	-	354.9	28.9	383.8
Unrealized losses on cash flow hedges	-	-	-	-	(82.7)	-	-	-	(82.7)	-	(82.7)
Net income and expense recognized directly in equity	-	-	-	354.9	(82.7)	44.5	-	-	316.7	256.5	573.2
Profit for the year	-	-	-	-	-	-	-	1,283.1	1,283.1	446.2	1,729.3
Total recognized income and expense for the year	-	-	-	354.9	(82.7)	44.5	-	1,283.1	1,599.8	702.7	2,302.5
Divestment and dilution of interest in an associated company	-	-	-	-	-	19.5	-	-	19.5	-	19.5
Restructuring transactions among entities under common control	-	-	-	-	-	-	(20.3)	-	(20.3)	20.3	-
Acquisition of subsidiary companies	-	-	-	-	-	-	-	-	-	280.0	280.0
Shares issued to minority interest by a subsidiary company	-	-	-	-	-	-	-	-	-	19.5	19.5
Change in attributable interests	-	-	-	-	-	-	-	-	-	(18.8)	(18.8)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	(19.5)	(19.5)
Issue of shares upon the exercise of share options	0.8	39.8	(12.5)	-	-	-	-	-	28.1	-	28.1
Equity-settled share option arrangements	-	-	28.1	-	-	-	-	-	28.1	-	28.1
2005 final dividend	-	-	-	-	-	-	-	(63.9)	(63.9)	-	(63.9)
2006 interim dividend	-	-	-	-	-	-	-	(32.0)	(32.0)	-	(32.0)
Balance at 31 December 2006	249.6	7,520.8	88.1	404.8	(51.5)	(333.0)	(20.3)	(3,313.4)	4,545.1	3,510.7	8,055.8
Changes in equity for 2007:											
Exchange differences on translating foreign operations	-	-	-	-	-	658.3	-	-	658.3	(230.1)	428.2
Unrealized gains on available-for-sale assets	-	-	-	30.4	-	-	-	-	30.4	17.2	47.6
Realized gains on available-for-sale assets	-	-	-	(354.9)	-	-	-	-	(354.9)	(25.7)	(380.6)
Unrealized gains on cash flow hedges	-	-	-	-	104.5	-	-	-	104.5	-	104.5
Net income and expense recognized directly in equity	-	-	-	(324.5)	104.5	658.3	-	-	438.3	(238.6)	199.7
Profit for the year	-	-	-	-	-	-	-	3,981.1	3,981.1	1,258.2	5,239.3
Total recognized income and expense for the year	-	-	-	(324.5)	104.5	658.3	-	3,981.1	4,419.4	1,019.6	5,439.0
Divestment and dilution of interest in an associated company	-	-	-	-	3.9	25.7	-	-	29.6	-	29.6
Dilution of interest in subsidiary companies	-	-	-	-	-	(6.2)	2.3	-	(3.9)	-	(3.9)
Acquisition of subsidiary companies	-	-	-	-	-	-	-	-	-	1,587.3	1,587.3
Change in attributable interests	-	-	-	-	-	-	-	-	-	1,741.7	1,741.7
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	(117.0)	(117.0)
Issue of shares upon the exercise of share options	1.6	58.5	(18.7)	-	-	-	-	-	41.4	-	41.4
Repurchase and cancellation of shares	-	-	-	-	-	-	-	(23.4)	(23.4)	-	(23.4)
Equity-settled share option arrangements	-	-	67.9	-	-	-	-	-	67.9	-	67.9
2006 special dividend	-	-	-	-	-	-	-	(30.4)	(30.4)	-	(30.4)
2006 final dividend	-	-	-	-	-	-	-	(112.3)	(112.3)	-	(112.3)
2007 interim dividend	-	-	-	-	-	-	-	(64.0)	(64.0)	-	(64.0)
Balance at 31 December 2007	**251.2**	**7,579.3**	**137.3**	**80.3**	**56.9**	**344.8**	**(18.0)**	**437.6**	**8,869.4**	**7,742.3**	**16,611.7**

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December	2007	2006 (Restated)(i)	2007*	2006* (Restated)(i)
	US$m	US$m	HK$m	HK$m
Profit before taxation	**767.4**	293.3	**5,985.7**	2,287.7
Adjustments for:				
Interest expenses	**169.9**	124.0	**1,325.2**	967.2
Depreciation	**64.5**	67.2	**503.1**	524.2
Impairment losses recognized	**38.7**	37.6	**301.9**	293.3
Equity-settled share option expense	**8.7**	3.0	**67.9**	23.4
Recognition of prepaid land premiums	**2.8**	2.5	**21.8**	19.5
Gain on divestment and dilution of interest in an associated company	**(206.5)**	(96.9)	**(1,610.7)**	(755.8)
Share of profits less losses of associated companies and joint ventures	**(245.7)**	(141.8)	**(1,916.4)**	(1,106.0)
Gain on dilution of interest in subsidiary companies	**(149.6)**	-	**(1,166.9)**	-
Interest income	**(36.9)**	(17.5)	**(287.8)**	(136.5)
Realized gain on sale of available-for-sale assets	**(25.0)**	(2.2)	**(195.0)**	(17.2)
Gain on changes in fair value of plantations	**(22.0)**	(53.4)	**(171.6)**	(416.5)
Foreign exchange and derivative (gains)/losses, net	**(20.0)**	49.7	**(156.0)**	387.7
(Increase)/decrease in other non-current assets	**(10.4)**	21.5	**(81.1)**	167.7
Dividend income from financial assets at fair value through profit or loss	**(2.9)**	(2.2)	**(22.6)**	(17.2)
Increase in accounts receivable, other receivables and prepayments (Non-current)	**(2.3)**	(14.7)	**(18.0)**	(114.7)
(Gain)/loss on sale of property, plant and equipment	**(0.2)**	3.3	**(1.6)**	25.7
Loss on changes in fair value of non-current assets held for sale	**-**	0.6	**-**	4.7
Dividend income from available-for-sale assets	**-**	(0.1)	**-**	(0.8)
Gain on disposal of subsidiary companies	**-**	(7.1)	**-**	(55.4)
Others	**30.2**	(4.9)	**235.6**	(38.2)
	360.7	261.9	**2,813.5**	2,042.8
Increase/(decrease) in accounts payable, other payables and accruals	**137.1**	(15.9)	**1,069.4**	(124.0)
Increase in inventories	**(116.1)**	(34.7)	**(905.6)**	(270.6)
(Increase)/decrease in accounts receivable, other receivables and prepayments (Current)	**(84.4)**	46.3	**(658.4)**	361.1
Net cash generated from operations(ii)	**297.3**	257.6	**2,318.9**	2,009.3
Interest received	**30.3**	14.5	**236.4**	113.1
Interest paid	**(113.6)**	(104.7)	**(886.1)**	(816.7)
Tax paid	**(83.3)**	(40.3)	**(649.7)**	(314.3)
Net cash inflow from operating activities	**130.7**	127.1	**1,019.5**	991.4
Dividend received from an associated company	**155.0**	62.5	**1,209.0**	487.5
Proceeds from divestment principally of financial assets at fair value through profit or loss	**49.1**	-	**383.0**	-
Proceeds from disposal of available-for-sale assets	**31.2**	3.5	**243.4**	27.3
Proceeds from sale of property, plant and equipment	**7.8**	4.7	**60.8**	36.6
Dividend received from financial assets at fair value through profit or loss	**2.9**	2.2	**22.6**	17.2
Acquisition of subsidiary companies	**(517.6)**	(31.6)	**(4,037.3)**	(246.5)
Increased investment in associated companies	**(514.8)**	(37.3)	**(4,015.5)**	(290.9)
Loans and advances to a joint venture	**(96.0)**	(1.4)	**(748.8)**	(10.9)
Purchase of property, plant and equipment	**(69.5)**	(43.7)	**(542.1)**	(340.9)
Investment in plantations	**(36.8)**	(7.5)	**(287.0)**	(58.5)
Increased investment in a subsidiary company	**(25.6)**	-	**(199.7)**	-
Acquisition of assets designated as financial assets at fair value through profit or loss	**-**	(73.7)	**-**	(574.9)
Investment in a joint venture	**-**	(60.7)	**-**	(473.5)
Proceeds from disposal of subsidiary companies	**-**	(0.8)	**-**	(6.2)
Net cash outflow from investing activities	**(1,014.3)**	(183.8)	**(7,911.6)**	(1,433.7)

CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

For the year ended 31 December	2007	2006 (Restated)(i)	2007*	2006* (Restated)(i)
	US$m	US$m	HK$m	HK$m
Proceeds of new borrowings	1,793.8	688.0	13,991.7	5,366.4
Shares issued to minority interest by subsidiary companies	264.0	2.5	2,059.2	19.5
Decrease/(increase) in pledged deposits and restricted cash	31.3	(26.6)	244.1	(207.5)
Issue of shares upon the exercise of share options	5.3	3.6	41.4	28.1
Borrowings repaid	(824.1)	(637.0)	(6,428.0)	(4,968.6)
Dividends paid to shareholders	(26.5)	(12.3)	(206.7)	(95.9)
Dividends paid to minority interest by subsidiary companies	(15.0)	(2.5)	(117.0)	(19.5)
Payments in respect of financing arrangements	(6.0)	-	(46.8)	-
Repurchase of shares	(3.0)	-	(23.4)	-
Net cash inflow from financing activities	**1,219.8**	15.7	**9,514.5**	122.5
Net increase/(decrease) in cash and cash equivalents	**336.2**	(41.0)	**2,622.4**	(319.8)
Cash and cash equivalents at 1 January	267.4	296.0	2,085.7	2,308.8
Exchange translation	(2.8)	12.4	(21.9)	96.7
Cash and cash equivalents at 31 December	**600.8**	267.4	**4,686.2**	2,085.7

(i) Refer to Note 1(B)
(ii) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies
** The Company maintains its accounts and reports to its shareholders in United States dollars. The figures shown in Hong Kong dollars are for illustration only and are based on a fixed exchange rate of 7.8 Hong Kong dollars to one United States dollar.*

Notes:-

1. **Changes in accounting policies**

(A) Impact of new and revised HKFRSs

Certain changes to Hong Kong Generally Accepted Accounting Principles (GAAP) have been implemented during 2007 as a consequence of the following new and revised Hong Kong Accounting Standards (HKASs), Hong Kong Financial Reporting Standards (HKFRSs) and Hong Kong (International Financial Reporting Interpretations Committee)-Interpretations (HK(IFRIC)-Ints) issued by the Hong Kong Institute of Certified Public Accountants (HKICPA):

HKAS 1 Amendment	"Capital Disclosures"(i)
HKFRS 7	"Financial Instruments: Disclosures"(i)
HK(IFRIC)-Int 7	"Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies"(ii)
HK(IFRIC)-Int 8	"Scope of HKFRS 2"(iii)
HK(IFRIC)-Int 9	"Reassessment of Embedded Derivatives"(iv)
HK(IFRIC)-Int 10	"Interim Financial Reporting and Impairment"(v)

(i) Effective for annual periods commencing on or after 1 January 2007
(ii) Effective for annual periods commencing on or after 1 March 2006
(iii) Effective for annual periods commencing on or after 1 May 2006
(iv) Effective for annual periods commencing on or after 1 June 2006
(v) Effective for annual periods commencing on or after 1 November 2006

The adoption of the above pronouncements has had no effect on both the profit attributable to equity holders of the parent for the years ended 31 December 2007 and 31 December 2006 and equity attributable to equity holders of the parent at 31 December 2007 and 31 December 2006.

(B) Summary of the impact of change in accounting policy

During 2007, the Directors have reviewed the Group's accounting treatment for its joint ventures following DMCI-MPIC Water Company Inc. (DMCI-MPIC)'s acquisition of an 84.0 per cent interest in Maynilad Water Services, Inc. (Maynilad) in January 2007. DMCI-MPIC is a 50.0 per cent-owned joint venture company of MPIC. During such a review, the Directors considered that the Group's previously adopted accounting policy of applying the proportionate consolidation method for the financial results and financial position for its investments in joint ventures which recognized assets that were not controlled and liabilities that were not present obligations together with assets that it controlled and its present obligations, might not be meaningful for the users of the Group's Financial Statements. As a result, the Group changed its accounting policy for the treatment of its investments in joint ventures from the application of proportionate consolidation method to the equity method of accounting. The 2006 comparatives have been restated in accordance with this change.

(a) Effect on the consolidated balance sheet at 31 December 2006

At 31 December 2006 Increase/(decrease)	US$m	HK$m*
Assets		
Associated companies and joint ventures	61.3	478.1
Cash and cash equivalents	(60.3)	(470.3)
Accounts receivable, other receivables and prepayments (Current)	(1.4)	(10.9)
	(0.4)	(3.1)
Liabilities		
Accounts payable, other payables and accruals	(0.4)	(3.1)
	(0.4)	(3.1)

(b) Effect on the consolidated profit and loss statement for the years ended 31 December 2007 and 2006

For the year ended 31 December	2007 US$m	2006 US$m	2007* HK$m	2006* HK$m
Decrease in turnover	(77.1)	-	(601.4)	-
Decrease in cost of sales	43.3	-	337.7	-
Decrease in administrative expenses	8.5	-	66.3	-
(Increase)/decrease in other operating expenses, net	(44.0)	1.3	(343.2)	10.2
Decrease/(increase) in net borrowing costs	29.0	(0.1)	226.2	(0.8)
Increase/(decrease) in share of profits less losses of associated companies and joint ventures	39.4	(1.2)	307.3	(9.4)
Increase in taxation	(1.1)	-	(8.5)	-
Decrease in profit for the year	(2.0)	-	(15.6)	-
Attributable to:				
Equity holders of the parent	-	-	-	-
Minority interest	(2.0)	-	(15.6)	-
Decrease in profit for the year	(2.0)	-	(15.6)	-

The change in accounting policy has had no effect on both the basic and diluted earnings per share attributable to equity holders of the parent for the years ended 31 December 2007 and 31 December 2006.

(C) Impact of issued but not yet effective HKFRSs

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective.

HKAS 1 (Revised)	"Presentation of Financial Statements"
HKAS 23 (Revised)	"Borrowing Costs"
HKAS 27 (Revised)	"Consolidated and Separate Financial Statements"
HKFRS 2 Amendment	"Share-based Payment - Vesting Conditions and Cancellations"
HKFRS 3 (Revised)	"Business Combinations"
HKFRS 8	"Operating Segments"
HK(IFRIC)-Int 11	"HKFRS 2 - Group and Treasury Share Transactions"
HK(IFRIC)-Int 12	"Service Concession Arrangements"
HK(IFRIC)-Int 13	"Customer Loyalty Programmes"
HK(IFRIC)-Int 14	"HKAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"

HKAS 1 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The main change relates to the separation of owner and non-owner changes in the statement of changes in equity. Owners represent the holders of financial instruments classified as equity. The revised standard requires the statement of changes in equity to include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the revised standard introduces the statement of comprehensive income which presents all items of income and expense recognized in profit or loss together with all other items of recognized income and expense.

HKAS 23 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The main change is the removal of the option of immediately recognizing as an expense for borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalize borrowing costs as part of the cost of such assets.

HKAS 27 (Revised) shall be applied for annual periods beginning on or after 1 July 2009. The revised standard replaces the term "minority interest" with "non-controlling interest" and requires changes in a parent's ownership interest in a subsidiary company that do not result in a loss of control to be accounted for as equity transactions.

HKFRS 2 amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment clarifies that vesting conditions are service conditions and performance conditions only and that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

HKFRS 3 (Revised) shall be applied for annual periods beginning on 1 July 2009. The revised standard requires (a) for partial acquisitions, non-controlling interests shall be measured either as their proportionate interest in the net identifiable assets or at fair value; (b) for step acquisitions, goodwill shall be measured as the difference at acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired; (c) the recognition of acquisition-related costs as expenses, rather than included in goodwill and (d) the recognition of contingent consideration measured at fair value at the acquisition date.

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard adopts a management approach to reporting segment information. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. HKFRS 8 will replace HKAS 14 "Segment Reporting".

HK(IFRIC)-Int 11 shall be applied for annual periods beginning on or after 1 March 2007. This interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by the entity even if (a) the entity chooses or is required to buy those equity instruments (e.g. treasury shares) from another party, or (b) the shareholder(s) of the entity provide the equity instruments needed.

HK(IFRIC)-Int 12 shall be applied for annual periods beginning on or after 1 January 2008. This interpretation covers contractual arrangements arising from private entities providing public services.

HK(IFRIC)-Int 13 shall be applied for annual periods beginning on or after 1 July 2008. This interpretation requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transaction. The consideration received in the sales transaction is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished.

HK(IFRIC)-Int 14 shall be applied for annual periods beginning on or after 1 January 2008. This interpretation addresses how to assess the limit under HKAS 19 "Employee Benefits", on the amount of a refund or a reduction in future contributions in relation to a defined benefit scheme that can be recognized as an asset, in particular, when a minimum funding requirement exists.

The Group has not early adopted the above new and revised HKFRSs for the year ended 31 December 2007. The Company has already commenced an assessment of the impact of these new and revised HKFRSs but is not yet in a position to state whether these new and revised HKFRSs would have a significant impact on its results of operations and financial position and presentation of consolidated financial statements. The Company has concluded that the adoption of HK(IFRIC)-Int 12 will affect its results of operations and financial position for the annual periods beginning on 1 January 2008 as a result of a change in its accounting treatment in relation to Maynilad's service concession arrangement. However, the Company is currently not able to absolutely quantify the impact yet.

2. Turnover and segmental information

For the year ended 31 December	2007 US$m	2006 US$m	2007* HK$m	2006* HK$m
Turnover				
Sale of goods and properties	3,014.3	2,440.3	23,511.5	19,034.3
Rendering of services	60.7	34.5	473.5	269.1
Total	3,075.0	2,474.8	23,985.0	19,303.4

Segmental information

Segmental information, relating to the Group's business and geographic segments, is analyzed as follows. Analysis by business segment is the Group's primary segment reporting format as this is more relevant to the Group when making operational and financial decisions.

By principal business activity - 2007

	Telecommunications US$m	Consumer Food Products US$m	Infrastructure and Property US$m	Head Office US$m	2007 Total US$m	2007* Total HK$m
Profit and loss						
Segment revenue - turnover	-	3,040.3	34.7	-	3,075.0	23,985.0
Segment results	-	410.8	41.1	202.8	654.7	5,106.7
Net borrowing costs					(133.0)	(1,037.4)
Share of profits less losses of associated companies and joint ventures	209.1	(0.3)	36.9	-	245.7	1,916.4
Profit before taxation					767.4	5,985.7
Taxation					(95.7)	(746.4)
Profit for the year					671.7	5,239.3
Assets and liabilities						
Segment assets	-	3,495.5	150.4	195.4	3,841.3	29,962.1
Associated companies and joint ventures	1,078.9	2.3	230.2	-	1,311.4	10,228.9
Unallocated assets					75.1	585.8
Total assets					5,227.8	40,776.8
Segment liabilities	-	532.2	83.1	74.5	689.8	5,380.4
Unallocated liabilities					2,408.3	18,784.7
Total liabilities					3,098.1	24,165.1
Other information						
Capital expenditure	-	67.7	1.6	0.2	69.5	542.1
Depreciation	-	63.4	0.7	0.4	64.5	503.1
Foreign exchange and derivative losses, net	-	-	-	-	-	-
Impairment losses recognized	-	35.8	2.9	-	38.7	301.9
Other non-cash expenses	-	2.8	-	12.3	15.1	117.8

By principal geographical market - 2007

	The Philippines US$m	Indonesia US$m	Others US$m	Head Office US$m	2007 Total US$m	2007* Total HK$m
Segment revenue - turnover	34.7	3,040.3	-	-	3,075.0	23,985.0
Segment assets	150.4	3,495.5	-	195.4	3,841.3	29,962.1
Associated companies and joint ventures	1,303.4	2.3	5.7	-	1,311.4	10,228.9
Unallocated assets					75.1	585.8
Total assets					5,227.8	40,776.8
Capital expenditure	1.6	67.7	-	0.2	69.5	542.1

By principal business activity - 2006

	Telecom-munications US$m	Consumer Food Products US$m	Infrastructure and Property US$m	Head Office US$m	2006 (Restated) Total US$m	2006* (Restated) Total HK$m
Profit and loss						
Segment revenue - turnover	-	2,398.5	76.3	-	2,474.8	19,303.4
Segment results	-	265.5	(14.8)	7.3	258.0	2,012.4
Net borrowing costs					(106.5)	(830.7)
Share of profits less losses of associated companies and joint ventures	143.0	(0.4)	(0.8)	-	141.8	1,106.0
Profit before taxation					293.3	2,287.7
Taxation					(71.6)	(558.4)
Profit for the year					221.7	1,729.3
Assets and liabilities						
Segment assets	-	1,940.7	112.3	170.9	2,223.9	17,346.5
Associated companies and joint ventures	459.8	2.6	69.9	-	532.3	4,151.9
Unallocated assets					127.3	992.9
Total assets					2,883.5	22,491.3
Segment liabilities	-	277.8	56.5	174.1	508.4	3,965.6
Unallocated liabilities					1,342.3	10,469.9
Total liabilities					1,850.7	14,435.5
Other information						
Capital expenditure	-	38.6	5.6	2.1	46.3	361.1
Depreciation	-	62.9	4.1	0.2	67.2	524.2
Foreign exchange and derivative losses, net	-	-	0.7	59.4	60.1	468.8
Impairment losses recognized	-	8.0	18.5	11.1	37.6	293.3
Other non-cash expenses	-	-	-	14.1	14.1	110.0

By principal geographical market - 2006

	The Philippines US$m	Indonesia US$m	Others US$m	Head Office US$m	2006 (Restated) Total US$m	2006* (Restated) Total HK$m
Segment revenue - turnover	76.3	2,398.5	-	-	2,474.8	19,303.4
Segment assets	112.3	1,940.7	-	170.9	2,223.9	17,346.5
Associated companies and joint ventures	526.4	2.6	3.3	-	532.3	4,151.9
Unallocated assets					127.3	992.9
Total assets					2,883.5	22,491.3
Capital expenditure	5.6	38.6	-	2.1	46.3	361.1

3. **Net borrowing costs**

For the year ended 31 December	**2007 US$m**	2006 (Restated) US$m	**2007* HK$m**	2006* (Restated) HK$m
Total borrowing costs	**169.9**	124.0	**1,325.2**	967.2
Less interest income	**(36.9)**	(17.5)	**(287.8)**	(136.5)
Net borrowing costs	**133.0**	106.5	**1,037.4**	830.7

4. Profit before taxation

	2007 US$m	2006 US$m	2007* HK$m	2006* HK$m
Profit before taxation is stated after (charging)/crediting				
Cost of inventories sold	(1,886.8)	(1,480.8)	(14,717.0)	(11,550.2)
Employee's remuneration	(280.7)	(237.2)	(2,189.5)	(1,850.2)
Depreciation	(64.5)	(67.2)	(503.1)	(524.2)
Cost of services rendered	(28.0)	(35.2)	(218.4)	(274.6)
Impairment losses				
- Goodwill(i)	(16.7)	(6.4)	(130.3)	(49.9)
- Other non-current assets(i)	(12.4)	-	(96.7)	-
- Property, plant and equipment(i)	(4.2)	(2.7)	(32.8)	(21.1)
- Associated companies and joint ventures(i)	(2.9)	(19.2)	(22.6)	(149.8)
- Accounts receivable(ii)	(2.5)	(9.3)	(19.5)	(72.5)
Operating lease rentals				
- Land and buildings	(10.1)	(18.0)	(78.8)	(140.4)
- Hire of plant and equipment	(0.4)	(0.8)	(3.1)	(6.2)
Recognition of prepaid land premiums	(2.8)	(2.5)	(21.8)	(19.5)
Auditors' remuneration				
- Audit services	(1.9)	(1.6)	(14.8)	(12.5)
- Other services	(0.6)	(0.8)	(4.7)	(6.2)
Gain on divestment and dilution of interest in an associated company	206.5	96.9	1,610.7	755.8
Gain on dilution of interest in subsidiary companies	149.6	-	1,166.9	-
Realized gain on sale of available-for-sale assets	25.0	2.2	195.0	17.2
Gain on changes in fair value of plantations	22.0	53.4	171.6	416.5
Foreign exchange and derivative gains/(losses), net	20.0	(49.7)	156.0	(387.7)
Dividend income from financial assets at fair value through profit or loss	2.9	2.2	22.6	17.2
Gain/(loss) on sale of property, plant and equipment	0.2	(3.3)	1.6	(25.7)
Loss on changes in fair value of non-current assets held for sale	-	(0.6)	-	(4.7)
Gain on disposal of subsidiary companies	-	7.1	-	55.4
Dividend income from available-for-sale assets	-	0.1	-	0.8

(i) Included in other operating expenses, net
(ii) Included in distribution costs

5. Taxation

No Hong Kong profits tax (2006: Nil) has been provided as the Group had no estimated assessable profits (2006: Nil) in Hong Kong for the year. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

For the year ended 31 December	2007 US$m	2006 US$m	2007* HK$m	2006* HK$m
Subsidiary companies - Overseas				
Current taxation	96.5	52.5	752.7	409.5
Deferred taxation	(0.8)	19.1	(6.3)	148.9
Total	95.7	71.6	746.4	558.4

Included within the share of profits less losses of associated companies and joint ventures is taxation of US$107.9 million (HK$841.6 million) (2006: US$24.3 million or HK$189.5 million) and which is analyzed as follows.

For the year ended 31 December	2007 US$m	2006 US$m	2007* HK$m	2006* HK$m
Associated companies and joint ventures - Overseas				
Current taxation	60.4	44.1	471.1	344.0
Deferred taxation	47.5	(19.8)	370.5	(154.5)
Total	107.9	24.3	841.6	189.5

6. **Profit attributable to equity holders of the parent**

The profit attributable to equity holders of the parent includes US$30.1 million (HK$234.8 million) of net foreign exchange and derivative gains (2006: losses of US$51.5 million or HK$401.7 million), which comprise a gain of US$27.7 million (HK$216.1 million) (2006: US$31.2 million or HK$243.4 million) on changes in the fair value of certain PLDT shares designated as financial assets at fair value through profit or loss and a gain of US$2.4 million (HK$18.7 million) (2006: losses of US$82.7 million or HK$645.1 million) on the changes in the fair values of derivatives and foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables and US$286.6 million (HK$2,235.5 million) (2006: US$66.1 million or HK$515.6 million) of net non-recurring gains.

Analysis of foreign exchange and derivative gains/(losses)

For the year ended 31 December	**2007 US$m**	2006 US$m	**2007* HK$m**	2006* HK$m
Foreign exchange and derivative gains/(losses)				
- Subsidiary companies	**20.0**	(49.7)	**156.0**	(387.7)
- Associated companies and joint ventures	**19.9**	7.4	**155.2**	57.8
Subtotal	**39.9**	(42.3)	**311.2**	(329.9)
Attributable to taxation and minority interest	**(9.8)**	(9.2)	**(76.4)**	(71.8)
Total	**30.1**	(51.5)	**234.8**	(401.7)

The non-recurring gains of US$286.6 million (HK$2,235.5 million) for 2007 mainly comprise a gain on divestment of the Group's interest in PLDT of US$174.7 million (HK$1,362.7 million) on settlement of certain Head Office's Exchangeable Notes with PLDT shares and a gain on dilution of the Group's effective interest in Indofood's oils and plantations businesses of US$75.9 million (HK$592.0 million). The non-recurring gains of US$66.1 million (HK$515.6 million) for 2006 mainly comprise a gain on divestment of the Group's interest in PLDT of US$58.2 million (HK$454.0 million) on settlement of certain Head Office's Exchangeable Notes with PLDT shares and a gain on dilution upon conversion of PLDT's convertible preference shares of US$38.7 million (HK$301.9 million), partly offset by impairment provisions for certain of the Group's assets.

Included within the profit attributable to equity holders of the parent for the year ended 31 December 2007 is a profit of US$112.0 million (HK$873.6 million) (2006: US$32.8 million or HK$255.8 million) attributable to the Company.

7. **Ordinary share dividends**

	Per ordinary share				Total			
	2007 US¢	2006 US¢	**2007* HK¢**	2006* HK¢	**2007 US$m**	2006 US$m	**2007* HK$m**	2006* HK$m
Interim	**0.26**	0.13	**2.00**	1.00	**8.2**	4.1	**64.0**	32.0
Proposed/declared special	**0.38**	0.12	**3.00**	0.96	**12.3**	3.9	**95.9**	30.4
Proposed final	**0.64**	0.45	**5.00**	3.50	**20.6**	14.4	**160.7**	112.3
Total	**1.28**	0.70	**10.00**	5.46	**41.1**	22.4	**320.6**	174.7

The proposed special and final dividends for the year are subject to the approval of the Company's shareholders at the forthcoming Annual General Meeting.

8. **Earnings per share**

The calculation of basic earnings per share is based on the profit for the year attributable to equity holders of the parent of US$510.4 million (HK$3,981.1 million) (2006: US$164.5 million or HK$1,283.1 million), and the weighted average number of 3,211.4 million (2006: 3,193.0 million) ordinary shares in issue during the year.

The calculation of diluted earnings per share is based on: (i) the profit for the year attributable to equity holders of the parent of US$510.4 million (HK$3,981.1 million) (2006: US$164.5 million or HK$1,283.1 million) reduced by the dilutive impact of (a) US$4.2 million (HK$32.8 million) (2006: Nil) in respect of the convertible notes issued by DMCI-MPIC and (b) US$0.1 million (HK$0.8 million) (2006: US$0.3 million or HK$2.3 million) in respect of the exercise of share options issued by its associate PLDT and (ii) a share base equal to the aggregate of the weighted average number of 3,211.4 million (2006: 3,193.0 million) ordinary shares in issue during the year (as used in the basic earnings per share calculation) and the weighted average of 62.1 million (2006: 49.1 million) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the year.

The impact upon full conversion of the Head Office's Exchangeable Notes and MPIC's convertible notes has not been taken into account in calculating the diluted earnings per share because their anti-dilutive effect on the basic earnings per share for the year would actually increase the earnings per share.

9. **Financial Assets at Fair Value Through Profit or Loss**

The amount represents the fair value, determined based on a quoted market price, of certain PLDT shares designated as financial assets at fair value through profit or loss to offset against the exposure arising from changes in the fair value of the option element embedded in the Head Office's Exchangeable Notes. The Directors consider that such a designation is appropriate since the change in value of such assets will have a strong correlation with any change in the fair value of the option embedded in the Exchangeable Notes.

10. **Accounts receivable, other receivables and prepayments**

Included in accounts receivable, other receivables and prepayments are trade receivables of US$263.3 million (HK$2,053.7 million) (2006: US$173.1 million or HK$1,350.2 million), with an ageing profile as below.

At 31 December	2007 US$m	2006 US$m	2007* HK$m	2006* HK$m
0 to 30 days	**218.6**	148.4	**1,705.1**	1,157.5
31 to 60 days	**4.8**	4.8	**37.4**	37.4
61 to 90 days	**5.5**	2.8	**42.9**	21.9
Over 90 days	**34.4**	17.1	**268.3**	133.4
Total	**263.3**	173.1	**2,053.7**	1,350.2

Indofood allows export customers 60 days of credit and local customers an average of 30 days of credit. MPIC collects contract receivables related to property sales by installments over periods ranging between one to five years.

11. **Accounts payable, other payables and accruals**

Included in accounts payable, other payables and accruals are trade payables of US$213.0 million (HK$1,661.4 million) (2006: US$135.1 million or HK$1,053.8 million), with an ageing profile as below.

At 31 December	2007 US$m	2006 US$m	2007* HK$m	2006* HK$m
0 to 30 days	**189.4**	129.0	**1,477.3**	1,006.2
31 to 60 days	**2.0**	0.4	**15.6**	3.1
61 to 90 days	**5.9**	0.7	**46.0**	5.5
Over 90 days	**15.7**	5.0	**122.5**	39.0
Total	**213.0**	135.1	**1,661.4**	1,053.8

12. **Derivative liability**

The derivative liability represents the fair value of the exchangeable option embedded in the Head Office's Exchangeable Notes.

The exchangeable option of the Exchangeable Notes qualified as an embedded derivative under HKAS 39 "Financial Instruments: Recognition and Measurement". Upon initial recognition, the fair value of the option of US$13.9 million (HK$108.4 million) is identified and accounted for separately from the fair value of the bond instrument. The fair value of the option liability was remeasured to US$6.3 million (HK$49.1 million) (2006: US$99.6 million or HK$776.9 million) on a mark-to-market basis at 31 December 2007. The decrease during the year primarily reflects an amount realized upon partial settlement of the Exchangeable Notes, partly offset by an increase in PLDT share price.

13. **Contingent liabilities**
At 31 December 2007, except for US$8.7 million (HK$67.9 million) guarantees given by Indofood to loan facilities obtained by certain plantation farmers in relation to arrangements for those farmers' production and sale of fresh fruit bunches to Indofood, neither the Group nor the Company had any significant contingent liabilities (2006: Nil).

14. **Employee information**

For the year ended 31 December	2007 US$m	2006 US$m	2007* HK$m	2006* HK$m
Employee's remuneration (including Directors' remuneration)	280.7	237.2	2,189.5	1,850.2

Number of employees	2007	2006
At 31 December	62,395	50,087
Average for the year	51,722	48,382

15. **Subsequent events**
(A) On 3 March 2008, a subsidiary company of the Company converted approximately Pesos 2.0 billion (US$49.2 million or HK$383.8 million) of peso denominated convertible notes issued by MPIC into common shares of MPIC. The conversion has increased the Group's economic interest in MPIC from 85.6 per cent to 94.0 per cent.

(B) On 3 March 2008, MPIC entered into a loan agreement with Inframetro Investments Pte Ltd. (Inframetro), an affiliate of Ashmore Investment Management Limited, in the amount of approximately Pesos 1.4 billion (US$34.6 million or HK$269.9 million) (Inframetro Loan). The Inframetro Loan retired peso denominated convertible notes of the same amount previously issued by MPIC to Inframetro and is exchangeable into 1.2 billion common shares of DMCI-MPIC. The exercise of the exchange right, however, is subject to the fulfillment of certain conditions, including the securing of consents from specific third party creditors. In the event that the Inframetro Loan is fully exchanged into shares of DMCI-MPIC, MPIC's interest in DMCI-MPIC will be reduced to 30 per cent from the currently held 50 per cent. The Inframetro Loan has the first principal repayment date on 9 May 2008, extendable to a final principal repayment date on 31 January 2009.

* *The Company maintains its accounts and reports to its shareholders in United States dollars. The figures shown in Hong Kong dollars are for illustration only and are based on a fixed exchange rate of 7.8 Hong Kong dollars to one United States dollar.*

REVIEW OF OPERATIONS

Below is an analysis of results by individual company.

Contribution Summary

For the year ended 31 December US$ millions	Turnover 2007	Turnover 2006	Contribution to Group profit[i] 2007	Contribution to Group profit[i] 2006
PLDT[ii]	-	-	177.5	138.2
Indofood	3,040.3	2,398.5	72.0	54.7
MPIC	34.7	76.3	2.3	(3.7)
From operations	3,075.0	2,474.8	251.8	189.2
Head Office items:				
- Corporate overhead			(15.0)	(13.7)
- Net interest expense			(36.3)	(22.9)
- Other expenses			(6.8)	(2.7)
Recurring profit			193.7	149.9
Foreign exchange and derivative gains/(losses)[iii]			30.1	(51.5)
Non-recurring items[iv]			286.6	66.1
Profit attributable to equity holders of the parent			510.4	164.5

(i) *After taxation and minority interest, where appropriate*

(ii) *Associated company*

(iii) *2007's foreign exchange and derivative gains include a gain of US$27.7 million (2006: US$31.2 million) on changes in the fair value of certain PLDT shares designated as financial assets at fair value through profit or loss, gains of US$25.6 million (2006: US$7.0 million) on the changes in the fair values of derivatives and foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables, partly offset by a loss of US$23.2 million (2006: US$89.7 million) on revaluation of option element embedded in Head Office's Exchangeable Notes.*

(iv) *2007's non-recurring gains of US$286.6 million mainly comprise a gain on divestment of the Group's interest in PLDT of US$174.7 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares and a gain on dilution of the Group's effective interest in Indofood's oils and plantations businesses of US$75.9 million. 2006's non-recurring gains of US$66.1 million mainly comprise a gain on divestment of the Group's interest in PLDT of US$58.2 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares and a gain on dilution upon conversion of PLDT's convertible preference shares of US$38.7 million, partly offset by impairment provisions for certain of the Group's assets.*

During the year, the Group's turnover increased by 24.3 per cent to US$3,075.0 million (2006: US$2,474.8 million), principally reflecting an increase in Indofood's turnover. The Group's businesses improved their operating performance in 2007, recording profit contributions totaling US$251.8 million (2006: US$189.2 million), an increase of 33.1 per cent. Recurring profit also increased by 29.2 per cent to US$193.7 million from US$149.9 million in 2006. The Group recorded US$30.1 million of net foreign exchange and derivative gains (2006: losses of US$51.5 million) and US$286.6 million (2006: US$66.1 million) of net non-recurring gains. As a result, the Group recorded a net profit for 2007 of US$510.4 million, a 210.3 per cent improvement over 2006's net profit of US$164.5 million.

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to provide the Group's results in U.S. dollar. The changes of these currencies against the U.S. dollar is summarized below.

Exchange rates against the U.S. dollar At 31 December	2007	2006	One year change
Closing			
Peso	41.28	49.06	+18.8%
Rupiah	9,419	9,020	-4.2%

Exchange rates against the U.S. dollar For the year ended 31 December	2007	2006	One year change
Average			
Peso	45.86	51.16	+11.6%
Rupiah	9,163	9,148	-0.2%

In 2007, the Group recorded net foreign exchange and derivative gains of US$30.1 million (2006: losses of US$51.5 million), which may be further analyzed as follows:

US$ millions	2007	2006
Head Office	2.7	(59.4)
PLDT	11.2	4.7
Indofood	2.0	3.8
MPIC	14.2	(0.7)
Others	-	0.1
Total	30.1	(51.5)

FIRST PACIFIC

During the year, the Group's operating businesses performed above expectations, driven by the strong growth and improved operational performance of our businesses in the Philippines and Indonesia. Turnover increased 24 per cent to US$3,075.0 million (2006: US$2,474.8 million) whilst profit contributions reached US$251.8 million (2006: US$189.2 million), an increase of 33 per cent. Recurring profit grew 29 per cent to US$193.7 million from US$149.9 million in 2006.

The Group recorded US$30.1 million net foreign exchange and derivative gains (2006: US$51.5 million losses) and US$286.6 million (2006: US$66.1 million) of net non-recurring gains. As a result, the Group recorded a net profit for 2007 of US$510.4 million, about three times as much profit recorded in 2006.

Acquisitions

At the head office level, First Pacific completed the acquisition of an additional 6.4 per cent interest in PLDT for a consideration of approximately US$510 million from the Philippine Government. At operating company level, First Pacific participated in the infrastructure sector through MPIC's investments of approximately US$285 million in Maynilad and Makati Medical Center and in natural resources through IndoAgri's acquisition of a 64.4 per cent interest in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk (Lonsum) and other plantations for a total consideration of approximately US$694 million. Indofood also employed US$26 million to increase its interest in a shipping operation which supports the flour business and PLDT invested a total of US$51 million to expand its wireless and information and communications technology operations. In summary, the First Pacific Group invested a total of approximately US$1,566 million for business expansion through acquisitions in the year 2007."

Operational

PLDT recorded its fifth consecutive year of record profits. Profit contribution to the Group increased 28 per cent to US$177.5 million driven by continuous growth in cellular, knowledge processing solutions and customer activation services businesses, and high demand for broadband services. Total cash dividends declared for 2007 was Pesos 184 (US$4.01) per share, representing 100 per cent payout of 2007 core earnings.

Indofood recorded its fourth consecutive year of significantly improved performance. Profit contribution to the Group increased 32 per cent to US$72.0 million driven by volume growth of the noodles division and the increase in average selling prices of noodles, flour and branded oil products. Dividend payout to shareholders remains at 40 per cent of core earnings which is Indofood's loan covenants. Total dividend of Rupiah 31 (U.S. 0.34 cent) per share for 2006 was received in 2007.

MPIC's investments in water distribution, second home development and healthcare all performed ahead of target. Driven by improved performance of Maynilad and Landco, MPIC's turnaround gained momentum with a recurring profit contribution of US$2.3 million from a recurring loss of US$3.7 million in 2006.

2008 Outlook

Given the recent turmoil in financial markets and the expected slowdown in the global economy, which will undoubtedly impact Asia - our view of 2008 prospects is one of caution. It is important that our operating companies continue to show improved performance in profits and in cash flow particularly - as an important sanctuary against uncertain economic times.

As equity and debt values are anticipated to decline in the course of this turbulence, opportunities for First Pacific to expand its investment portfolio should arise.

That said, both the Indonesian and Philippine economies should perform reasonably well under the circumstances. Whilst their real growth is expected to slow, prospects for our businesses' growth remain reasonably optimistic.

PLDT

Philippine Long Distance Telephone Company (PLDT)'s operations are principally denominated in peso, which averaged Pesos 45.86 (2006: 51.16) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on IFRSs, however, certain adjustments need to be made to PLDT's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Peso millions	2007	2006
Net income under Philippine GAAP(i)	36,004	35,116
Preference dividends(i)	(457)	(456)
Net income attributable to common shareholders	35,547	34,660
Differing accounting treatments(ii)		
- Reclassification of non-recurring items	1,134	(2,559)
- Others	(3,565)	(1,081)
Intragroup items(iii)	300	300
Adjusted net income under Hong Kong GAAP	33,416	31,320
Foreign exchange and derivative gains(iv)	(1,987)	(1,042)
PLDT's net income as reported by First Pacific	31,429	30,278
US$ millions		
Net income at prevailing average rates for 2007: Pesos 45.86 and 2006: Pesos 51.16	685.3	591.8
Contribution to First Pacific Group profit, at an average shareholding of 2007: 25.9% and 2006: 23.4%	177.5	138.2

(i) *First Pacific presents net income after deduction of preference dividends.*

(ii) *Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustment include:*
- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. In 2007, Pesos 0.5 billion (2006: Pesos 5.1 billion) additional accelerated depreciation expenses due to migration to Next Generation Network and Pesos 0.6 billion (2006: Pesos 1.4 billion) asset impairment provisions, nil (2006: Pesos 5.5 billion) deferred tax assets and benefits and nil (2006: Pesos 3.5 billion) reversal of provisions for an onerous contract relating to ACeS satellite were excluded and presented separately as non-recurring items.*

(iii) *These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.*

(iv) *To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains (net of related tax) are excluded and presented separately.*

PLDT recorded its fifth consecutive year of record profits in 2007. Its profit contribution to the Group increased 28 per cent to US$177.5 million (2006: US$138.2 million) representing 70 per cent of First Pacific's aggregate profit contribution from operations of subsidiary and associated companies during the year.

In peso terms, PLDT's consolidated core net income before non-recurring items, foreign exchange translation and derivative gains increased by 11 per cent to Pesos 35.2 billion (US$767.6 million) (2006: Pesos 31.5 billion; US$615.7 million) reflecting an increase in revenues and EBITDA and lower interest expenses which were partially offset by the approximately 10 per cent appreciation of the peso during 2007. Reported net income improved by 2 per cent to Pesos 36.0 billion (US$785.0 million) (2006: Pesos 35.1 billion; US$686.1 million) resulting from higher foreign exchange gains and lower additional depreciation charges, partly offset by higher provision for income taxes.

Consolidated service revenues increased 8 per cent to Pesos 135.5 billion (US$2,954.2 million) (2006: Pesos 125.0 billion; US$2,446.2 million) mainly due to higher revenue contributions from its data and Information and Communications Technology (ICT) businesses, which were reduced slightly by the lower revenues from the Fixed Line business. With approximately 38 per cent of PLDT Group's revenues linked to the U.S. dollar, consolidated service revenues would have been 13 per cent higher excluding the negative impact of the approximately 10 per cent appreciation of the peso. Consolidated EBITDA improved by 4 per cent to Pesos 82.9 billion (US$1,807.7 million) (2006: Pesos 79.8 billion; US$1,555.9 million) and EBITDA margin declined to 61 per cent (2006: 64 per cent) of service revenues as a result of foreign exchange impact on dollar-linked revenues and certain non-recurring charges.

PLDT's consolidated free cash flow increased 25 per cent to Pesos 46.5 billion (US$1,014.0 million) (2006: Pesos 37.2 billion; US$727.1 million) after implementation of capital expenditure of Pesos 24.8 billion (US$540.8 million) (2006: Pesos 20.7 billion; US$404.6 million). Consolidated capital expenditure increased 20 per cent with provision of additional capacity for wireless and broadband services (as demand was higher than anticipated) and incremental international capacity and redundancy together with upgrading of the fixed line network.

PLDT repaid debts of approximately US$200 million during the year. Consequently, consolidated debt and net debt were reduced to US$1.6 billion and US$0.9 billion, respectively (2006: total debt US$1.8 billion, net debt US$1.3 billion). Net debt to EBITDA and net debt to equity improved to 0.42 time and 0.31 time, respectively.

The sustainable strong performance and robust free cash position enabled PLDT to declare a final dividend of Pesos 68 (US$1.48) and a special dividend of Pesos 56 (US$1.22) per share. Together with the interim dividend of Pesos 60 (US$1.31) per share, total cash dividends for 2007 is Pesos 184 (US$4.01) per share, representing substantially 100 per cent payout of 2007 core earnings.

Wireless: Smart and Piltel's consolidated wireless service revenues increased by 10 per cent to Pesos 86.5 billion (US$1,880.1 million) (2006: Pesos 78.4 billion; US$1,532.2 million), reflecting a 190 per cent and a 14 per cent revenue growth in wireless broadband and data revenues, respectively. Twenty-four per cent of total wireless revenues are linked to the U.S. dollar. Wireless revenues would have grown by 13 per cent over 2006 had the peso remained stable. Wireless EBITDA increased by 10 per cent to Pesos 55.3 billion (US$1,205.8 million) (2006: Pesos 50.3 billion; US$983.2 million) on account of the growth in subscriber base. EBITDA margins were stable at 64 per cent (2006: 64 per cent).

Voice service revenues increased 3 per cent to Pesos 36.1 billion (US$787.2 million) (2006: Pesos 35.2 billion; US$688.0 million) reflecting an increase in domestic voice, international long distance and voice roaming revenues, and domestic and international inbound revenues which were partly eroded by the appreciation of peso. Cellular voice services accounted for 42 per cent of cellular revenues.

Data service revenues increased by 14 per cent to Pesos 44.1 billion (US$961.6 million) (2006: Pesos 38.7 billion; US$756.5 million) which accounted for 51 per cent of cellular revenues. Data services include all text messaging-related services and value-added services.

The combined GSM subscriber base of Smart and Piltel's *Talk 'N Text* grew by 5.9 million to 30.0 million (2006: 24.2 million) representing approximately 55 per cent of the total cellular market in the Philippines based on subscribers and 59 per cent in terms of revenue. The sustainable subscriber growth was driven by an enhanced segment specific acquisition program, attractive packages and the strong economic growth of the Philippines in 2007. At the end of 2007, the cellular penetration rate in the Philippines was approximately 55 per cent. Prepaid subscribers accounted for approximately 99 per cent of the total subscriber base as at the end of 2007. Net blended ARPU decreased 11 per cent to Pesos 248 (US$5.4) as the service reached deeper into the lower income segments. Prepaid subscriber average acquisition cost was approximately Pesos 63 (US$1.4) with margins stable at above 60 per cent. Churn rate remained at approximately 3 per cent.

Smart's wireless broadband service *SmartBro*'s subscriber base increased by 148 per cent to approximately 302,000 (2006: 122,000). Its broadband network expanded to 2,780 wireless broadband-enabled base stations located throughout the Philippines which enabled subscribers in 625 cities and municipalities to access high speed internet services.

Wireless and fixed line internet and broadband services are at an early stage of development. Demand for broadband services is expected to increase even more rapidly once personal computer penetration increases on account of decreasing prices.

Smart continued its segment specific marketing and subscriber acquisition approach. In addition to launching various innovative and competitive value driven packages to stimulate text and voice usage and to improve network efficiency, it also partnered with overseas carriers to stimulate international usage of its services. Smart's 3G services is offered at rates similar to those of 2G services. Its 3G network are capable for video calling, video streaming, high-speed internet browsing and downloading of special 3G content.

Smart expanded its revenue base beyond the domestic market. It partnered with the global satellite communications service provider Immarsat plc offering prepaid wireless satellite phone services under *SMARTLink* brand. *SMARTLink* offers a range of more affordable voice and data services through its global satellite-based infrastructure. Its coverage will be expanded to India, the Indian Ocean, the Middle East, Africa, half of the Australian continent, and parts of Russia and the Pacific Ocean. It plans to reach global coverage by 2009. This prepaid service can be topped up electronically and through the web.

As a complementary service to *SMARTLink*, Smart acquired a 30 per cent equity interest in Blue Ocean Wireless (BOW) for a consideration of US$16 million. BOW is a Dublin-based company which owns the world's first global maritime GSM network. Through this acquisition, Smart is able to offer its voice and text services to a potential 1.2 million seafarers through BOW's patented GSM platform, Altobridge. BOW is targeting equipping 1,200 vessels by the end of 2008.

Starting March 2008, NTT DoCoMo's i-mode has been made available in the Philippines exclusively to Smart subscribers which allows subscribers to access email and internet services via their handsets.

Fixed Line: Fixed Line service revenues decreased 1 per cent to Pesos 48.6 billion (US$1,058.7 million) (2006: Pesos 49.2 billion; US$960.5 million) resulting from the increase in corporate data and digital subscriber line (DSL) services revenues offset by the lower revenues of national long distance, local exchange and international long distance call services, and the approximately 10 per cent appreciation of the peso during the year. Fixed Line EBITDA decreased 7 per cent to Pesos 26.4 billion (US$575.7 million) (2006: Pesos 28.4 billion; US$555.1 million) reflecting foreign exchange impact and higher cash operating expenses in relation to manpower rightsizing. As a result, EBITDA margins decreased to 54 per cent (2006: 58 per cent).

Total international long distance service revenues decreased 13 per cent to Pesos 8.7 billion (US$189.7 million) (2006: Pesos 9.9 billion; US$193.5 million) reflecting the negative impact of the peso appreciation and a decrease in average termination rates for inbound calls slightly reduced by an increase in call volumes. It accounted for 18 per cent of Fixed Line service revenues (2006: 20 per cent).

Data and other network services revenues increased 16 per cent to Pesos 15.9 billion (US$346.7 million) (2006: Pesos 13.7 billion; US$267.8 million) primarily due to increases in leased lines, IP-based and packet-based data services. This service segment accounted for 33 per cent of Fixed Line service revenues (2006: 28 per cent).

PLDT's retail DSL subscriber base nearly doubled to 264,291 (2006:133,159), while Vibe dial-up Internet service has 230,995 (2006: 297,250) subscribers. Revenues improved 17 per cent to Pesos 4.1 billion (US$89.4 million) (2006: Pesos 3.5 billion; US$68.4 million). PLDT's consolidated DSL, wireless broadband and internet service revenues increased 46 per cent to Pesos 7.6 billion (US$165.7 million) (2006: Pesos 5.2 billion; US$101.6 million). Broadband subscriber base grew more than double to 579,000 which accounted for more than 70 per cent of the market in the Philippines.

PLDT is continuing the upgrade of its Fixed Line facilities to Next Generation Network (NGN) to support the growing demand for data-capable facilities from the small and medium enterprise market. The NGN facilities have been rolled out in key business areas across the Philippines. The expansion of Smart's wireless broadband network, the integration of back-office support functions, the re-engineering of processes and the re-orientation of its employees will further enhance its capability to offer innovative data and other next generation communication services.

In addition to capturing the organic growth in the Philippine market, PLDT is looking for telecoms related expansion opportunities in the international market. It partnered with 13 companies to construct the Asia-America Gateway (AAG) which will provide the first direct high capacity cable connectivity among Southeast Asian countries and the U.S. mainland. The project is expected to be completed in 2008.

Information and Communications Technology (ICT): ePLDT provides knowledge processing solutions (KPS) (previously named business process outsourcing) services primarily through the SPi Group and customer interaction services (CIS) (previously named call center business) under the *Ventus* brand. ePLDT's service revenues rose 59 per cent to Pesos 10.1 billion (US$219.3 million) (2006: Pesos 6.3 billion; US$127.9 million) reflecting the consolidation of the SPi Group and the continued growth of the customer interaction services. As approximately 82 per cent of ePLDT's revenues were U.S. dollar-linked, its revenues would have further increased by 15 per cent if the peso had remained unchanged year-on-year. Consolidated EBITDA margins declined to 11 per cent (2006: 15 per cent) resulting from the appreciation of the peso, the higher costs for the new employee incentive schemes and the longer lead times required to offshore the medical transcription business from the United States to the Philippines and India.

During the year, KPS service revenues increased 122 per cent to Pesos 5.3 billion (US$115.6 million) (2006: Pesos 2.4 billion; US$46.9 million) reflecting a full year's contribution from SPi Group. KPS accounted for 52 per cent of ICT total service revenues. SPi has over 4,500 seats (2006: 3,700 seats) the bulk of which are located in the Philippines and the balance in India, Vietnam and the USA.

The KPS business outlook is promising as the Philippine government plans to achieve a 10 per cent of the global KPS market by 2010 from the current five per cent. In order to increase its participation in the growing global outsourcing business and to diversify its revenue base, SPi acquired the entire equity interest of Springfield Service Corporation (Springfield) in April 2007 for a consideration of US$35.0 million. Springfield is US-based and one of the largest players in the medical billing and revenue cycle management market, its core services including patient scheduling, coding and compliance assistance, consulting and special reporting.

CIS group services consist of inbound calls for customer care, product inquiries, sales and technical support based on active minutes, billable hours and full-time equivalents; and outbound calls for sales and collection based on active minutes, billable hours and full-time equivalents. CIS's revenues increased 24 per cent to Pesos 3.3 billion (US$72.0 million) (2006: Pesos 2.6 billion; US$50.8 million) from the expansion of its facilities. This segment accounted for 32 per cent (2006: 41 per cent) of ICT total service revenues. CIS group owns and operates approximately 6,400 seats (2006: 5,600 seats) with 5,930 (2006: 5,130) customer service representatives in nine facilities at the end of 2007.

ePLDT continues to improve efficiency by expanding its client base and increasing capacity utilization. SPi and Ventus are undergoing functional integration for improving the overall margins which includes cross-unit sales and marketing program, integrating the IT and telecommunication networks, human resources, finance and accounting functions.

2008 Outlook

Although the Philippine economy remains robust, its growth will be constrained by the anticipated slowdown in the United States and the continued increase of oil prices.

Capital expenditure for 2008 is guided at Pesos 25.4 billion (US$615.3 million) which would be used to expand the wireless, broadband and international bandwidth capacities, and to continue upgrading the fixed line network to the NGN.

Growth will continue be realized in the wirelesss business as well as in broadband, and, ICT, as well as in new businesses. For the PLDT to sustain its growth, it must transform itself into an intensely-focused, customer-centric organization, delivering high quality yet affordable services to the greatest number of Filipinos.

The PLDT group is undergoing a strategic reorganization of key business and operational units in order to strengthen its leadership position and continue to be as an industry innovator in the dynamic market environment. The ongoing efforts of maximizing the combined strengths across the wireless, fixed line, broadband, and ICT businesses will further enhance its effectiveness and efficiency.

In January 2008, the PLDT board approved a share buyback program of up to 2 million PLDT shares which is part of PLDT's capital management program. Its strong free cash flow allows PLDT to concurrently implement its capital management program and business expansion plans.

INDOFOOD

PT Indofood Sukses Makmur Tbk (Indofood)'s operations are principally denominated in rupiah, which averaged Rupiah 9,163 (2006: 9,148) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Rupiah billions	2007	2006
Net income under Indonesian GAAP	980	661
Differing accounting treatments(i)		
- Reclassification of non-recurring items	235	105
- Gain on revaluation of plantations	115	275
- Foreign exchange accounting	54	54
- Others	(69)	(56)
Adjusted net income under Hong Kong GAAP	1,315	1,039
Foreign exchange and derivative gains(ii)	(35)	(67)
Indofood's net income as reported by First Pacific	1,280	972
US$ millions		
Net income at prevailing average rates for 2007: Rupiah 9,163 and 2006: Rupiah 9,148	139.7	106.3
Contribution to First Pacific Group profit, at an average shareholding of 2007: 51.5% and 2006: 51.5%	72.0	54.7

(i) Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP. The principal adjustments include:

- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 2007 of Rupiah 235 billion represents Rupiah 189 billion of impairment provisions for goodwill and various assets and Rupiah 46 billion of manpower rightsizing costs. Adjustment for 2006 of Rupiah 105 billion represents Rupiah 62 billion of manpower rightsizing costs, Rupiah 29 billion write-off of deferred tax assets as a consequence of a group restructuring among subsidiary companies within Indofood's edible oils and fats division and Rupiah 14 billion of impairment provision for goodwill.*
- *Gain on revaluation of plantations: Under Indonesian GAAP, Indofood measures its plantations (biological assets) on a historical cost basis. HKAS 41 "Agriculture" requires the measurement of plantations at fair value less estimated point-of-sale costs. The adjustment relates to the change in fair value of plantations during the year.*
- *Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction, as the originating capitalized foreign exchange losses has already been written off by First Pacific.*

(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains/losses (net of related tax) are excluded and presented separately.

During 2007, PT Indofood Sukses Makmur Tbk (Indofood) recorded its fourth consecutive year of significantly improved performance. 2007's performance reflects the benefit realized from the changes made since 2004 in building resilience, exacting advantage from the competitive position of the business in such challenging markets.

Indofood completed the listing of Indofood Agri Resources Limited (IndoAgri) on the Singapore Stock Exchange; increased plantation landbank to 406,519 hectares through various acquisitions and refinanced part of its foreign currency debt by issuing a Rupiah 2.0 trillion (US$212.3 million) five-year rupiah bond.

Indofood's contribution to the Group increased 32 per cent to US$72.0 million (2006: US$54.7 million). This result comprised improved operating results driven by volume growth and higher selling prices in the flour and oil businesses. In rupiah terms, Indofood reported a 27.0 per cent improvement in consolidated net sales to Rupiah 27,858.3 billion (US$3,040.3 million) (2006: Rupiah 21,941.6 billion; US$2,398.5 million) due to increases in sales volume and average selling price. Volume growth is driven by more effective segment specific marketing programs, an enhanced stock point distribution system and product innovation. Consumer branded products, Bogasari, Agribusiness and Distribution contributed 34 per cent, 34 per cent, 19 per cent and 13 per cent to consolidated net sales, respectively.

Consolidated operating expenses increased 14.8 per cent to Rupiah 3,682.1 billion (US$401.8 million) (2006: Rupiah 3,208.5 billion; US$350.7 million) as a result of increased advertising and promotion spending, transportation and employee-related costs. EBIT margin increased to 10.4 per cent (2006: 9.0 per cent) principally due to higher sales and success in limiting the impact of cost increases. Net income grew 48.3 per cent to Rupiah 980.4 billion (US$107.0 million) (2006: Rupiah 661.2 billion; US$72.3 million) as a result of improvement in operating income offset by increased minority interest following the placement and listing of IndoAgri shares on the Singapore Stock Exchange in February 2007. Consolidated net debt increased 43.9 per cent to Rupiah 7,850.6 billion (US$833.3 million) from Rupiah 5,455.2 billion (US$604.7 million) principally reflecting higher debt at subsidiary level in relation to the PT Perusahaan Perkebunan London Sumatra Indonesia Tbk (Lonsum) acquisition. Net gearing was maintained at 1.10 times with increase in cash generated from operations.

Consumer Branded Products
In 2007, consumer branded products group implemented various division specific cost efficiency programs to improve sales and strengthen its market leadership position. Despite significant increases in raw material and fuel costs during the year, total sales of this business group improved 15.3 per cent to Rupiah 9,737.0 billion (US$1,062.6 million) (2006: Rupiah 8,446.9 billion; US$923.4 million). However, EBIT margin was adversely affected and decreased to 2.4 per cent (2006: 3.9 per cent).

Indofood's *Noodles* include *Indomie, Sarimi, Supermi, Sakura, Pop Mie* and *Mi Telur 3 ayam* remained popular brands. This division completed improvements to its production plants across Indonesia in 2007 increasing annual production capacity to 15.1 billion packs from 13.7 billion packs. During the year, there were significant cost increases for flour, cooking oil, packaging and fuel. Given the strength of Indofood's market position, brand loyalty and product quality, Indofood increased selling prices several times for certain major brands.

Sales increased 15.1 per cent to Rupiah 8,434.2 billion (US$920.5 million) (2006: Rupiah 7,330.8 billion; US$801.4 million) reflecting higher sales volume and average selling price. Sales volume rose 6.6 per cent to 12.0 billion packs from the combined effect of an increase in product availability from the enhanced distribution coverage, a more segment specific advertising and promotion campaign and the introduction of new products and improved packaging. The record high raw material costs, most notably flour and cooking oils, depressed the EBIT margin to 2.1 per cent (2006: 3.7 per cent) despite the successful implementation of cost efficiency programs which included using cheaper energy sources for production.

Instant noodles remain the cheapest convenient staple food in Indonesia. Raw material, fuel and other production costs are expected to increase further in 2008. The Noodles division will maintain its competitiveness by evaluating strategies for products, pricing, brand building, marketing and distribution.

Food seasonings Sales increased 28.0 per cent to reach a record high of Rupiah 463.3 billion (US$50.6 million) (2006: Rupiah 362.0 billion; US$39.6 million) principally reflecting increased volume sold to Indofood group and PT Nestle Indofood Citarasa Indonesia which market all Indofood's culinary products. Sales of *Indofood* brand syrups also recorded a significant improvement in 2007 resulting from the launch of new products and effective marketing activities. Sales volume increased 19.2 per cent to 61.8 thousand tons (2006: 51.8 thousand tons). EBIT margin decreased to 3.1 per cent from 3.6 per cent as a result of significantly higher raw material costs despite effective cost efficiency programs being in place. Productivity of this division improved during 2007 as certain processes were automated.

It is expected that raw material costs will continue to increase in 2008, this division will continue its specific production and cost efficiency programs. In order to strengthen its market position, food seasonings division will further enhance its marketing strategies and product quality.

Indofood's ***snack foods*** division maintained its leadership in western style snack market in Indonesia, supported by its strong brand equity and wide product range.

Sales increased 12.0 per cent to Rupiah 437.7 billion (US$47.7 million) (2006: Rupiah 390.9 billion; US$42.7 million) with contribution from new product launches, brand-focus advertising and promotion programs, deeper and wider market penetration through the stock points network. Sales volume increased 10.9 per cent to 10.3 thousand tons (2006: 9.3 thousand tons), mainly driven by the successful launch of *Otela*, flavored cassava chips and increase in sales of potato chips. EBIT margin decreased to 3.7 per cent (2006: 4.2 per cent) reflecting higher raw material costs for cooking oil, imported potatoes and packaging. This division is implementing various initiates to cope with the rising costs which including sourcing suitable potatoes from local farmers, using alternative energy sources and improving production efficiency.

Indofood plans to increase production capacity for both potato and cassava chips as growth momentum is expected to continue in 2008. This division will strengthen its market position and brand equity by launching products with new flavors and intensifying advertising and promotion programs.

Nutrition and Special Foods division produces food for babies, children and expectant mothers under two major brands. Market leadership maintained through two major brands - Promina caters to the upper segment, while SUN is for the middle-lower segment.

During 2007, this division employed new technologies to improve productivity. Despite higher raw material and transportation costs, sales increased 10.6 per cent to Rupiah 401.9 billion (US$43.8 million) (2006: Rupiah 363.2 billion; US$39.7 million) reflecting a 23.6 per cent increase in sales volume to 15.8 thousand tons (2006: 12.8

thousand tons) driven by increased sales to institutional customers and *SUN*'s products. EBIT margin improved to 7.4 per cent from 7.0 per cent. This division will continue strengthening its market position by implementing a comprehensive strategy involving product innovation, pricing, marketing and distribution.

Bogasari

Bogasari group's current annual milling capacity can support 3.8 million tons of flour. This business group also manufactures pasta for both domestic and international markets. During the year the wheat harvest was adversely affected by global weather change and the wheat price reached a record high as global demand increased and competition increased for land use from other crops. The increases in fuel cost added further pressure to the business. Indofood currently imports most of its wheat from Australia, United States and Canada.

Sales increased 29.1 per cent to Rupiah 11,613.5 billion (US$1,267.4 million) (2006: Rupiah 8,997.4 billion; US$983.5 million) principally reflecting a slightly higher volume and an increase in average selling prices due to the higher wheat costs. Sales volume of flour, and pasta increased by 0.8 per cent to 2.6 million tons (2006: 2.5 million tons) and 15.2 per cent to 31.9 thousand tons (2006: 27.7 thousand tons), respectively. Bogasari strengthened its leadership in Indonesia's flour market by introducing price attractive bulk packing bread flour to industrial consumers under the *Kastil* brand. Pasta business continues its dominant position in Indonesia, products are also exported to the Philippines, Korea and Japan. EBIT margin increased to 11.5 per cent (2006: 11.4 per cent) reflecting its ability to pass on increased costs to consumers.

Production costs for flour and pasta are expected to increase further in 2008. The pressure on the global wheat market remains as supply is impacted by uncertainties of supply due to the unstable weather conditions; and demand increases from high growth countries. Fuel cost remains high and Indonesia labor cost is expected to increase in 2008. Weak purchasing power will add pressure to the operating environment. Bogasari will continue implementing its efficiency enhancement program and build brand equity through advertising and promotion activities in order to maintain its competitiveness and market leadership.

Agribusiness (previously named Edible Oils and Fats)

Agribusiness operates mainly under PT Salim Ivomas Pratama, a subsidiary of IndoAgri which was listed on the Singapore Stock Exchange in February 2007. Indofood currently holds approximately 58 per cent effective interest in IndoAgri. Through its three operational divisions - plantations, cooking oils and fats (COF) and commodities - IndoAgri's principal activities involve research and development, oil palm seed breeding, cultivation as well as refining, branding and marketing of cooking oils, margarine and shortening.

Agribusiness consolidated sales increased 64.4 per cent to Rupiah 8,272.8 billion (US$902.8 million) (2006: Rupiah 5,031.1 billion; US$550.0 million) reflecting a higher average selling price as a result of higher Crude Palm Oil (CPO) price. EBIT margin improved to 16.6 per cent from 10.4 per cent resulting from the improved margins of all operational divisions.

Plantations' sales doubled to Rupiah 2,677.9 billion (US$292.2 million) (2006: Rupiah 1,304.7 billion; US$142.6 million) resulting from a significant increase of CPO price and higher sales volume. Sales volume increased 17.9 per cent to 469.0 thousand tons which included two months of Lonsum's. EBIT margin consequently improved to 46.4 per cent from 41.5 per cent.

IndoAgri completed its acquisition of a 64.4 per cent equity interest in Indonesian listed plantation company Lonsum for a consideration of approximately Rupiah 6.2 trillion (US$673.0 million) in November 2007. Rubber, tea and cocoa were added to its plantations portfolio. Post the transaction, IndoAgri's plantation land bank increased to 406,519 hectares from 138,542 hectares and has become one of the major players in the plantations sector.

Agribusiness plans to expand its oil palm plantations to 250,000 hectares by 2010 from 161,457 hectares at the end of 2007, of which 37,000 hectares are to be planted in 2008.

Cooking Oils and Fats' sales increased 46.9 per cent to Rupiah 4,419.7 billion (US$482.3 million) (2006: 3,009.4 billion; US$329.0 million) mainly resulting from higher average selling price. Sales volume grew 1.1 per cent to 554.5 thousand tons (2006: 548.6 thousand tons). EBIT margin improved to 1.9 per cent from 1.0 per cent as COF was able to adjust the average selling prices of cooking oils and margarine to reflect higher CPO prices.

The acquisition of Lonsum accelerates self sufficiency in CPO. It also secures a stable supply of high quality CPO for premium branded products, as well as offering margin protection. IndoAgri will further strengthen its market leadership and brand equity through brands' identity and brand loyalty programs.

Commodity's sales increased 63.9 per cent to Rupiah 1,175.2 billion (US$128.3 million) (2006: Rupiah 716.9 billion; US$78.4 million) reflecting higher CPO and coconut oil (CNO) based products prices. Sales volume of palm oil based products increased by 6 per cent to 44.5 thousand tons while CNO increased 31.7 per cent to 108.7 thousand tons. EBIT margin improved to 3.9 per cent from a negative of 6.5 per cent in 2006 through business restructuring and operational improvements. IndoAgri will continue to strengthen the business model in order to improve profitability, which includes an increased utilization of the copra mill(s) and exploring additional export opportunities.

Distribution

Indofood has established the most extensive distribution network in Indonesia with its stock points. It distributes the majority of Indofood's consumer products and third-party products. The stock point management system employs an improved information technology application which enhances supply and delivery efficiencies and offers wider and deeper market penetration.

In 2007, most stock points were upgraded with the new IT system which offers better communication with the head office. This is part of the company's internal control and efficiency program which aims to improve inventory, productivity and customer services. The increases in fuel prices continue to add pressure to the operating costs of this business group.

Sales grew 16.9 per cent to Rupiah 3,663.6 billion (US$399.8 million) (2006: Rupiah 3,132.9 billion; US$342.5 million). EBIT margin improve to 1.5 per cent (2006: 0.2 per cent) reflecting volume growth of both group's and third party products, and higher prices.

Indofood plans to complete the upgrade of all stock points with the new IT system in 2008, further expanding distribution coverage in rural areas and deepening market penetration.

2008 Outlook

The upward trend of oil and soft commodity costs and continuing low purchasing power in Indonesia will remain challenges to Indofood. However, Indofood Group's vertically integrated structure with its branded products is well positioned it to respond to market changes.

IndoAgri will focus on the operational integration with Lonsum, which will include combining purchases of fertilizer and fuel; sharing expertise in R&D, breeding and transport as well as overhead rationalization. Other principal business groups will continue their specific production and cost efficiency initiatives to cope with raw material cost increases.

MPIC

Metro Pacific Investments Corporation (MPIC)'s operations are principally denominated in peso, which averaged Pesos 45.86 (2006: 51.16) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on IFRSs, however, certain adjustments need to be made to MPIC's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Peso millions	2007	2006
Net income/(loss) under Philippine GAAP	168	(686)
Differing accounting treatments(i)		
- Reclassification/reversal of non-recurring items	1,152	302
- Revenue recognition regarding pre-completion contracts for sale of development properties	(79)	79
Adjusted net income/(loss) under Hong Kong GAAP	1,241	(305)
Foreign exchange and derivative (gains)/losses(ii)	(1,125)	36
MPIC's net income/(loss) as reported by First Pacific	116	(269)
US$ millions		
Net income/(loss) at prevailing average rates for 2007: Pesos 45.86 and 2006: Pesos 51.16	2.5	(5.3)
Contribution to First Pacific Group profit, at an average shareholding of 2007: 92.1% for MPIC and 2006: 99.6% for MPIC and 77.3% for Metro Pacific Corporation	2.3	(3.7)

(i) *Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustments include:*
- *Reclassification/reversal of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 2007 of Pesos 1.2 billion principally represents Pesos 3.9 billion of interest expenses accreted for the convertible notes issued to First Pacific and Ashmore Investment Management Limited (Ashmore) and transaction and financing expenses related to the acquisition of Maynilad and Pesos 0.5 billion provisions for an investment in a real estate associated company and various assets and liabilities, partly offset by the recognition of Pesos 2.1 billion excess of the fair value over the acquisition cost as income for DMCI-MPIC's acquired interest in Maynilad and Pesos 1.1 billion gain on settlement of convertible notes. Adjustment for 2006 of Pesos 0.3 billion losses principally relate to provisions for a vessel and an investment in a real estate associated company.*
- *Revenue recognition regarding pre-completion contracts for sale of development properties: Under Philippine GAAP, MPIC recognize revenue from pre-completion contracts for sale of development properties based on the percentage of completion method. HKAS 18 "Revenue" and Hong Kong Interpretation 3 "Revenue - Pre-completion Contracts for the Sale of Development Properties" requires the recognition of revenue for such contracts based on the satisfaction of certain conditions, which includes the transfer of significant risks and rewards of ownership of the properties to the buyers and the absence of continuing managerial involvement to the degree usually associated with ownership and effective control over the properties sold.*

(ii) *To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains (net of related tax) are excluded and presented separately.*

During 2007, MPIC completed the acquisition of an 84 per cent interest in Maynilad Water Services, Inc. (Maynilad) through its 50 per cent owned joint venture, DMCI-MPIC Water Company Inc. (DMCI-MPIC) and subscribed for Pesos 750 million (US$18.2 million) five-year convertible notes issued by Medical Doctors, Inc. (MDI) which operates and manages Makati Medical Center (MMC) during 2007. The Pesos 750 million notes were fully converted into equity up to January 2008 to a 33.45 per cent ownership in MDI. MPIC's interest in Landco Pacific Corporation (Landco) remains at 51 per cent.

MPIC achieved a profit turnaround in 2007. Net income reached Pesos 168 million (US$3.7 million) (2006: loss of Pesos 686 million, US$13.4 million) reflecting core income contribution of Pesos 680 million (US$14.8 million) from Maynilad, a significantly improved core income contribution from Landco of Pesos 139 million (US$3.0 million) and a non-recurring loss of Pesos 27 million (US$0.6 million). MPIC parent company's operating expenses decreased 15 per cent to Pesos 92 million (US$2.0 million) (2006: Pesos 108.0 million; US$2.1 million) as the reorganization and recapitalization program of Metro Pacific Corporation took place in 2006.

In March 2008, MPIC entered into a loan agreement with Inframetro Investments Pte Ltd. ("Inframetro", an affiliate of Ashmore Investment Management Limited). The loan of approximately Pesos 1.4 billion (US$34.6 mllion) is exchangeable to approximately 20 per cent issued shares of DMCI-MPIC. The conversion is subject to the fulfillment of certain conditions and approvals from specific third party creditors. Full conversion of Inframetro's exchangeable loan will reduce MPIC's interest in DMCI-MPIC to approximately 30 per cent.

MPIC's acquisition of **Maynilad**, a water concession until 2022 through DMCI-MPIC was completed in January 2007. Maynilad achieved encouraging operational improvements during 2007 reflecting the management and technical improvements introduced by MPIC and DMCI. Net income of Pesos 1.25 billion (US$27.3 million) (2006: Pesos 1.00 billion; US$19.5 million) reflected improvements in new water supply connections and lower non-revenue water. Non-revenue water was reduced to an average of 66 per cent from 68 per cent in 2006 through the management of redirection of excess water in one area to other areas in need of water. Total billed water volume rose 9 per cent to 286 million cubic meters and total billed customers increased 4 per cent to 703,519.

MPIC's share in DMCI-MPIC's financial and operating expenses was Pesos 551 million (US$12.0 million) principally reflecting interest expenses for loans from First Pacific and Ashmore for the acquisition of Maynilad which was partially offset by interest income from cash deposits.

In 2007, Maynilad's capital expenditure was approximately Pesos 3.0 billion (US$65.4 million) which involved replacement of old pipes, enhanced metering and improvements in water supply connections across the concession.

Maynilad accelerated and completed in February 2008 the repayment of approximately US$235 million of loans due in 2013 to banks and the Metropolitan Waterworks and Sewerage System (MWSS) and consequently was released from corporate rehabilitation. This has enabled Maynilad to accelerate the execution of its multi-year service improvement program and achieve greater financial flexibility.

Maynilad plans to invest approximately Pesos 8.0 billion (US$193.8 million) in 2008 for repairing and rehabilitating pipelines, laying new pipes, construction of new sewage treatment plants, pumping stations and reservoirs. With this investment and operational efficiency programs, Maynilad will further reduce non-revenue water, increase 24-hour water services and upgrade customer services in its concession area during 2008.

Landco experienced strong demand for its luxury residential resort developments and its first residential project in Metro Manila. The success of Tribeca, Ponderosa Leisure Farms, Amara en Terrazas, Playa Calataga, Terrazas de Punta Fuego and Montelago contributed an increase in Landco's reported net income, which reached Pesos 261 million (US$5.7 million) from a loss of Pesos 13.0 million (US$0.3 million) in 2006. Its contribution to MPIC's core net income was Pesos 139 million (US$3.0 million) (2006: Pesos 17 million, US$0.3 million).

Operating expenses increased 27 per cent to Pesos 884 million (US$19.3 million) (2006: Pesos 696 million, US$13.6 million) as the marketing costs associated with new projects were higher in 2007. Net finance income increased 27 per cent to Pesos 171 million (US$3.7 million) (2006: Pesos 135 million; US$2.6 million) as a result of higher interest received from the accretion of installment receivables.

MDI's net income increased approximately 21 per cent to Pesos 269 million (US$5.9 million) (2006: Pesos 223 million; US$4.4 million) resulting from a 3 per cent increase in average occupancy rate and the implementation of cost management programs.

The Pesos 961 million (US$23.3 million) subordinated convertible notes issued in May 2007 will fund its multi-year facilities improvement program which includes the construction of a new 13-level medical building and upgrade of its existing facilities and equipment. The new facilities will further strengthen MMC's position as a specialist treatment center, an international-standard healthcare service provider and develop its brand.

2008 Outlook
MPIC's encouraging results in 2007 set a good platform for growth. It can focus on identifying and pursuing opportunities in the areas of natural resources, infrastructure, health care and hotel development businesses. The demand for high standard health care is increasing as the Philippines economy improves and there is an expansion in the middle class aspiration for such. The growth potential of this business is further supported by promoting the Philippines as an ideal retirement and medical tourism destination. MPIC management is currently evaluating possible investment opportunities to expand its health care business following the turnaround of MDI and the synergies of sharing medical and management expertise.

REVIEW OF 2007 GOALS

First Pacific

Goal: Evaluate new investment opportunities in telecoms, consumer food products and infrastructure in the emerging markets in Asia
Achievement: Partially achieved.
At head office level
- Completed the acquisition of additional approximately 6.4 per cent interest in PLDT

At operating companies level
- IndoAgri acquired 64.4 per cent interest in Lonsum plantation for a consideration of US$673.0 million
- MPIC secured an 84 per cent interest in Maynilad together with partners
- MPIC invested in 33 per cent equity in Medical Doctors, Inc.

Goal: Continue to enhance value in our current operating businesses
Achievement: Achieved.
- Recurring profit increased 29 per cent to US$193.7 million
- First Pacific share price appreciated 50 per cent to close at HK$6.05 per share for 2007 while the Hang Seng Index rose 39 per cent

PLDT
- Profit contribution to the Group increased 28 per cent to US$177.5 million driven by continuous growth in cellular, knowledge processing solutions and customer interaction services businesses, and high demand in cellular and broadband services
- Share price appreciated 25 per cent to close at Pesos 3,175 per share for 2007 while the Philippine Composite Index rose 21 per cent
- Total cash dividends for 2007 is Pesos 184 (US$4.01) per share, representing 100 per cent payout of 2007 core earnings

Indofood
- Profit contribution to the Group increased 32 per cent to US$72.0 million driven by increased performance on the Agribusiness, flour and branded oil products
- Share price appreciated 91 per cent to close at Rupiah 2,575 per share for 2007 while the Jakarta Composite Index rose by 52 per cent

MPIC
- With improved performances at Maynilad, Landco and Makati Medical Center, the turnaround gained momentum with a recurring profit contribution of US$2.3 million verses a recurring loss of US$3.7 million in 2006
- Share price declined 12 per cent to close at Pesos 4.4 per share for 2007 compared with the Philippine Composite Index up by 21 per cent

Goal: Strengthen balance sheet in support of new investment opportunities
Achievement: Partially achieved.
- At the head office level, short term bank loan was fully refinanced by long term loans. Total bank loans of US$650 million will mature between 2011 and 2013
- Net debt level increased 1.2 times to US$532.4 million of which approximately US$510 million was employed to acquire the value-enhancing 6.4 per cent interest in PLDT

PLDT

Goal: Manage transition to data and next generation services, and maximize the existing mainstream voice and text businesses
Achievement: Achieved. Service revenues of data/broadband and information and communications technology increased 22 per cent in peso terms to Pesos 68.4 billion (US$1,491.5 million). Revenues from traditional voice business down 2 per cent to Pesos 67.0 billion (US$1,461.0 million). Broadband subscribers increased more than double to 579,000 while cellular subscribers increased 5.9 million to over 30 million by the end of 2007.

Goal: Accelerate the expansion of knowledge processing solutions and customer interaction services businesses (previously named business process outsourcing and call center, respectively)
Achievement: Achieved. Knowledge processing solutions unit, SPi Group revenues up 122 per cent to Pesos 5.3 billion (US$115.6 million). SPi expanded its healthcare services by acquiring the entire equity interest of Springfield Service Corporation for a consideration of US$35.0 million. SPi's service seats increased to over 4,500

with facilities in the Philippines, India, Vietnam and USA. ePLDT Ventus grew its customer interaction services revenues by 24 per cent to Pesos 3.3 billion (US$72.0 million) and service seats increased 14 per cent to over 6,400.

Goal: Expand both domestic and international m-commerce businesses
Achievement: Ongoing. Domestically, at the end of January 2008, Smart successfully introduced two initiatives under the aegis of Land Bank of the Philippines and the Development Bank of the Philippines. Both services cater to the overseas Filipino workers market. Internationally, in February 2008, the National Commercial Bank of Saudi Arabia, the largest bank in the Gulf region, launched *QuickPay*, its mobile remittance service powered by *Smart Money*.

Goal: Continue segment specific programs to further increase network efficiency
Achievement: Achieved. Consolidated service revenues increased 8 per cent in peso terms to Pesos 135.5 billion (US$3.0 billion); GSM subscriber base grew by 5.9 million to over 30 million representing approximately 55 per cent of the total cellular market in the Philippines based on subscribers and approximately 59 per cent based on revenues. The broadband subscriber base more than doubled to 579,000 representing a market share of over 70 per cent. Consolidated EBITDA margin stood at 61 per cent.

Goal: Raise dividends to common shareholders to 70 per cent of 2007 core earnings
Achievement: Achieved. The sustainable strong performance and robust free cash position enable PLDT to declare a final dividend of Pesos 68 (US$1.48), representing the committed 70 per cent payout of its 2007 core earnings and a special dividend of Pesos 56 (US$1.22) per share. Together with the interim dividend of Pesos 60 (US$1.31) per share, total cash dividends for 2007 is Pesos 184 (US$4.01) per share, representing substantially 100 per cent payout of 2007 core earnings.

Indofood

Goal: Leverage brand equity and market position to sustain growth and profitability
Achievement: Achieved. All principal business groups maintained their leading market positions, recorded sales or volume growth despite significant increases in raw material and fuel costs. In rupiah terms, Indofood reported a 27.0 cent improvement in consolidated sales to Rupiah 27,858.3 billion (US$3,040.3 million) (2006: Rupiah 21,941.6 billion; US$2,398.5 million) supported by more effective segment specific marketing programs, an enhanced stock point distribution system and products innovation.

Goal: Leverage stock point network to expand products distribution coverage
Achievement: Achieved. Covering of retail outlets increased to approximately 240 thousand. Sales grew 16.9 per cent to Rupiah 3,663.6 billion (US$399.8 million) (2006: Rupiah 3,132.9 billion; US$342.5 million). EBIT margin improved to 1.5 per cent (2006: 0.2 per cent) reflecting volume growth of both group's and third party products, and higher prices.

Goal: Continue to implement cost control and operational efficiency programs
Achievement: Achieved. Overall selling expenses and general and administration expenses respectively reduced to 8.4 per cent and 4.8 per cent of consolidated sales from previous year's 9.5 per cent and 5.2 per cent. Gross margin remains at 23.6 per cent despite the increases in raw material and fuel costs.

Goal: Accelerate plantation expansion organically or through acquisition
Achievement: Achieved. Agribusiness group completed several plantation acquisitions in 2007 which included the acquisition of a 64.4 per cent interest in an Indonesian listed plantation company PT Perusahaan Perkebunan London Sumatra Indonesia Tbk (Lonsum) for a consideration of approximately Rupiah 6.2 trillion (US$673.0 million). Indofood Group's plantation land bank increased to 406,519 hectares from 138,542 hectares.

Goal: Strengthen balance sheet and reduce foreign currency exposure
Achievement: Substantially achieved. Part of its foreign currency loans were refinanced by a five-year Rupiah 2.0 trillion (US$212.3 million) rupiah bonds. The acquisition of a 64.4 per cent in Lonsum increased net debt to Rupiah 7,850.6 billion (US$833.3 million) of which approximately US$440 million will be refinanced by August 2008.

MPIC

Goal: Develop a comprehensive growth and enhanced profit strategy for Maynilad and Medical Doctors, Inc. (MDI)

Achievement: Achieved. Strategies in place. Both companies exceeded financial targets for 2007.

Maynilad

- Revenue from water and sewerage and other services increased 8 per cent to Pesos 7.4 billion (US$161.4 million)
- Non-revenue water improved to an average of 66 per cent from 68 per cent in 2006
- Total billed water volume rose approximately 9 per cent to 286 million cubic meters
- Total billed water service connections increased 4 per cent to 703,519

MDI

- Net income increased approximately 20 per cent to Pesos 269 million (US$5.9 million)
- Construction of a new 13-level medical building is on schedule to be completed in August 2008

Goal: Raise new capital to fund potential new investments and to comply with the Philippine Stock Exchange's listing rules regarding free float requirement

Achievement: Achieved. MPIC raised approximately US$78 million convertible/exchangeable notes from First Pacific and the strategic investor, Ashmore, to fund its investments in Maynilad. Approximately Pesos 144 million (US$3.1 million) was raised through the conversion of MPIC warrants and 144 million new MPIC shares were issued. MPIC complied with the Philippine Stock Exchange's listing requirement concerning its free float.

Goal: Manage project developments at Landco to build profitable returns to the shareholders

Achievement: Achieved. Supported by the strong sales of its leisure and resort projects (including Amara en Terrazas and Playa Calatagan), and the completion of these projects ahead of schedule, Landco reported a profit of Pesos 261 million (US$5.7 million), a turnaround from a loss of Pesos 13 million (US$0.3 million) in 2006.

Goal: Continue to evaluate potential investment opportunities in various infrastructure sectors

Achievement: Achieved. MPIC completed the acquisition of an 84 per cent interest in Maynilad through its 50 per cent owned joint venture, DMCI-MPIC Water Company Inc. and subscribed for Pesos 750 million (US$18.2 million) subordinated convertible notes issued by MDI which operates and manages Makati Medical Center (MMC). The Pesos 750 million notes were fully converted up to January 2008 and represent a 33.45 per cent equity interest in MDI. New infrastructure projects; harbor, toll roads and medical care are being reviewed.

GOALS FOR 2008

First Pacific

- Continue to enhance the profitability of operating companies
- Expand our business portfolio with complementary investments in telecoms, infrastructure, natural resources and consumer products in the emerging markets of Asia
- Manage capital within our overall investment plans, financial position and shareholder returns

PLDT

- Sustain overall service revenue growth and profitability
- Accelerate growth in wireless, broadband and ICT, both organically, as well as through acquisitions
- Leverage combined strengths in product innovation, technology expertise and networks
- Raise service quality to significantly improve the customer experience across a wide range of services and solutions
- Continue capital management, maintain dividends to common shareholders at 70 per cent of 2008 core earnings and retain the "look back" approach; implement share buyback program at times when the market price does not reflect management's view of share's value

Indofood

- Enhance brand equity and strengthen market position
- Principal business groups to continue their specific production and cost efficiency initiatives
- Integration of IndoAgri and Lonsum's operations
- Refinance short-term debts to longer term facilities

MPIC

- Secure new investment opportunities in the infrastructure, health care and hotel development sectors
- Expand project portfolio of middle- and high-end urban residential and luxury residential resorts
- Secure funding for business expansion
- Continue to improve profitability of Maynilad, Landco and MDI

FINANCIAL REVIEW
LIQUIDITY AND FINANCIAL RESOURCES
NET DEBT AND GEARING
An analysis of net debt and gearing for principal consolidated and associated companies follows.

Consolidated

US$ millions	Net debt 2007	Total equity 2007	Gearing[ii] (times) 2007	Net debt[i] 2006 (Restated)	Total equity 2006	Gearing[ii] (times) 2006 (Restated)
Head Office	532.4	1,542.8	0.35x	237.9	1,446.3	0.16x
Indofood	833.3	1,361.4	0.61x	604.7	742.7	0.81x
MPIC	78.1	70.5	1.11x	14.6	19.4	0.75x
Group adjustments[iii]	-	(845.0)	-	-	(1,175.6)	-
Total	**1,443.8**	**2,129.7**	**0.68x**	**857.2**	**1,032.8**	**0.83x**
Associated						
PLDT	1,046.3	2,725.6	0.38x	1,272.1	2,126.3	0.60x

(i) Includes pledged deposits and restricted cash
(ii) Calculated as net debt divided by total equity
(iii) Group adjustments mainly represents elimination of goodwill arising from acquisitions prior to 1 January 2001 against the Group's retained earnings/accumulated losses and other standard consolidation adjustments to present the Group as a single economic entity.

Head Office's gearing increased principally because of payments for the additional 6.4 per cent interest in PLDT and advances to DMCI-MPIC to fund DMCI-MPIC's acquisition of Maynilad. Indofood's gearing declined mainly because of the growth in its total equity, despite an increase in its net debt principally as a result of the payment for the acquisition and consolidation of a 64.4 per cent interest in Lonsum. MPIC's net debt increased principally due to its issuance of convertible notes to Ashmore and additional borrowings arranged for financing construction of new property projects. PLDT's gearing declined as strong free cash flows were used to reduce debts and profits enhanced total equity.

The Group's gearing continued to improve to 0.68 time level principally as a result of the growth of the Group's total equity as a result of the recorded profit for the year.

MATURITY PROFILE
The maturity profile of debt of consolidated and associated companies follows.

Consolidated

US$ millions	Carrying amounts 2007	Carrying amounts 2006	Nominal values 2007	Nominal values 2006
Within one year	1,000.1	508.9	1,000.4	509.0
One to two years	169.8	223.6	170.0	223.8
Two to five years	825.2	319.5	834.7	313.4
Over five years	49.5	103.9	49.9	104.9
Total	**2,044.6**	1,155.9	**2,055.0**	1,151.1

The change in the Group's debt maturity profile at 31 December 2007 principally reflects Indofood's issuance of Rupiah 2.0 trillion (US$212.3 million) Rupiah bonds due in May 2012, reclassification of Rupiah 1.2 trillion (US$130.2 million) of Rupiah bonds due in June 2008 and the arrangement of approximately US$440 million new short-term debts for financing its acquisition of the 64.4 per cent interest in Lonsum, together with Head Office's settlement of US$142.4 million Exchangeable Notes due in January 2010 and new bank loans of US$300.0 million and US$200.0 million due in December 2011 and December 2012, respectively.

The increase in the Group's short-term debts (principally as a result of the increase at Indofood as mentioned above) has resulted in the Group reporting a net current liabilities position at 31 December 2007. Indofood is planning to refinance its short-term debts through the arrangement of new long-term debts, equity and other related fund raising during 2008.

Associated

US$ millions	Carrying amounts 2007	2006	Nominal values 2007	2006
Within one year	**176.1**	334.0	**178.4**	336.9
One to two years	**286.5**	156.3	**288.8**	158.3
Two to five years	**484.9**	424.2	**490.0**	430.2
Over five years	**521.5**	719.5	**620.1**	829.9
Total	**1,469.0**	1,634.0	**1,577.3**	1,755.3

CHARGES ON GROUP ASSETS

At 31 December 2007, certain bank and other borrowings were secured by the Group's property, plant and equipment, plantations, inventories and accounts receivables with a net book value of US$658.4 million (31 December 2006: US$84.1 million). Apart from these, US$650.0 million (31 December 2006: US$149.9 million) of Head Office's bank loans were secured by the Group's 13.7 per cent (31 December 2006: 4.3 per cent) interest in PLDT.

FINANCIAL RISK MANAGEMENT

FOREIGN CURRENCY RISK

(A) Company risk

As the Head Office debts are currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows and enters into hedging arrangements (including the use of forward exchange contracts) for managing its foreign currency exposure in respect of dividend income and payments in foreign currency on a transactional basis. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, the Company is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Group's net asset value (NAV) relate to investments denominated in the peso and rupiah. Accordingly, any change in these currencies, against their respective 31 December 2007 exchange rates, would have an effect on the Group's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Group's adjusted NAV for a one per cent change of the peso and rupiah against the U.S. dollar.

Company	Effect on adjusted NAV[i] US$ millions	Effect on adjusted NAV per share HK cents
PLDT	38.1	9.22
Indofood	12.0	2.91
MPIC	1.3	0.30
Total	**51.4**	**12.43**

(i) Based on quoted share prices as at 31 December 2007 applied to the Group's economic interest

(B) Group risk

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to give the Group's results in U.S. dollars.

NET DEBT BY CURRENCY

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

Consolidated

US$ millions	US$	Peso	Rupiah	Others	Total
Total borrowings	934.1	83.9	1,026.6	-	**2,044.6**
Cash and cash equivalents	(342.2)	(9.7)	(236.5)	(12.4)	**(600.8)**
Net debt/(cash)	591.9	74.2	790.1	(12.4)	**1,443.8**
Representing:					
Head Office	537.4	(3.6)	-	(1.4)	**532.4**
Indofood	54.2	-	790.1	(11.0)	**833.3**
MPIC	0.3	77.8	-	-	**78.1**
Net debt/(cash)	591.9	74.2	790.1	(12.4)	**1,443.8**

Associated

US$ millions	US$	Peso	Others	**Total**
PLDT	995.6	53.0	(2.3)	**1,046.3**

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on revenues and input costs at the operating company level.

US$ millions	Total US$ exposure	Hedged amount	Unhedged amount	Profit effect of 1% currency change	**Group net profit effect**
PLDT	995.6	678.7	316.9	3.2	**0.5**
Indofood	54.2	-	54.2	0.5	**0.2**
MPIC	0.3	-	0.3	-	**-**
Head Office(i)	537.4	-	537.4	-	**-**
Total	**1,587.5**	**678.7**	**908.8**	**3.7**	**0.7**

(i) As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt at the Head Office does not give rise to any significant exchange exposure.

EQUITY MARKET RISK

As the majority of the Company's investments are listed, the Company is exposed to fluctuations in the equity market values of such investments. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries.

In January 2005, a wholly-owned Head Office subsidiary company issued a zero coupon 5-year US$199 million Exchangeable Notes guaranteed by the Company. Exchangeable Notes with face amount of US$195.1 million were converted during 2006 and 2007, leaving an outstanding principal amount of US$3.9 million as at 31 December 2007. The holders of the Exchangeable Notes have the right to exchange the Exchangeable Notes to the underlying approximately 0.1 per cent interest in PLDT and the Company has the option to settle such exchange obligation in cash or shares in PLDT. Pursuant to HKAS 39 "Financial Instruments: Recognition and Measurement", the exchangeable option embedded in the Exchangeable Notes is subject to mark-to-market fair value accounting which has a strong correlation to the changes in PLDT's share price and which generated a non-cash accounting loss of US$23.2 million in 2007. The change of such option liability is economically hedged by a corresponding change in the value of PLDT shares held by the Group generally and specifically with respect to the approximately 0.1 per cent PLDT shares underlying the Exchangeable Notes. Such a natural hedge and the corresponding change in value of the Group's shareholding in PLDT, however, is not to be reflected in the Group's financial results under HKAS 28 "Investments in Associates" as the Group's investments in and results of PLDT are equity accounted for. The Group designated approximately 0.5 per cent interest in PLDT as financial assets at fair value through profit or loss to provide economic hedge against the changes in option liability. The change in fair value of such interest in PLDT resulted in the Group recording an accounting gain of US$27.7

million during the year. In February 2008, all the remaining US$3.9 million Exchangeable Notes have been converted into PLDT shares.

During 2007, MPIC issued U.S. dollar denominated convertible notes (USD Notes) totaling US$37.9 million to Ashmore. Ashmore has the right to convert the USD Notes to MPIC common shares at an exercise price of Peso 1 per share. Pursuant to HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement", the conversion option embedded in the USD Notes is subject to mark-to-market fair value accounting which has a strong correlation to the changes in MPIC share price and which generated a non-cash accounting gain of US$4.9 million in the year. In December 2007, MPIC fully settled the said USD Notes.

INTEREST RATE RISK

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this for consolidated and associated companies follows.

Consolidated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents	Net debt
Head Office	4.4	641.1	(113.1)	**532.4**
Indofood	444.1	870.9	(481.7)	**833.3**
MPIC	43.5	40.6	(6.0)	**78.1**
Total	492.0	1,552.6	(600.8)	**1,443.8**
Associated				
PLDT	1,138.7	330.3	(422.7)	**1,046.3**

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates in respect of the variable interest rate borrowings.

US$ millions	Variable interest rate borrowings	Profit effect of 1% change in interest rates	Group net profit effect
Head Office	641.1	6.4	**6.4**
Indofood	870.9	8.7	**3.1**
MPIC	40.6	0.4	**0.2**
PLDT	330.3	3.3	**0.6**
Total	1,882.9	18.8	**10.3**

ADJUSTED NAV PER SHARE

There follows a calculation of the Group's underlying worth.

At 31 December US$ millions		Basis	2007	2006
PLDT		(i)	**3,813.0**	2,307.3
Indofood		(i)	**1,201.8**	658.0
MPIC		(i)	**122.6**	117.2
Head Office	- Receivables	(ii)	**138.9**	60.3
	- Net debt		**(532.4)**	(237.9)
	- Derivative liability	(iii)	**(6.3)**	(99.6)
Total valuation			**4,737.6**	2,805.3
Number of ordinary shares in issue (millions)			**3,224.1**	3,204.8
Value per share				
- U.S. dollar			**1.47**	0.88
- HK dollars			**11.46**	6.83
Company's closing share price (HK$)			**6.05**	4.04
Share price discount to HK$ value per share (%)			**47.2**	40.8

(i) Based on quoted share prices applied to the Group's economic interest
(ii) Represents receivables from DMCI-MPIC and MPIC
(iii) Represents the fair value of option element embedded in the Exchangeable Notes

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company repurchased 3,964,000 ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$23.3 million (US$3.0 million) before expenses. These shares were subsequently cancelled. Details of the repurchase are as follows:

Month of repurchases	Number of ordinary shares repurchased	Purchase price paid per share Highest HK$	Lowest HK$	Aggregate consideration paid HK$ millions	US$ millions
September 2007	1,006,000	5.78	5.55	5.7	0.7
October 2007	2,958,000	6.25	5.70	17.6	2.3
Total	**3,964,000**			**23.3**	**3.0**

The repurchases were effected by the Directors with a view to benefiting the shareholders as a whole by enhancing the Company's net assets and earnings per share.

Save as disclosed above, neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the year.

CORPORATE GOVERNANCE

The Company is committed to building and maintaining high standards of corporate governance practices. The Company has adopted its own Code on Corporate Governance Practices (the First Pacific Code), which incorporates the principles and requirements set out in the Code on Corporate Governance Practices (CG Code) contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Listing Rules).

First Pacific has applied these principles and complied with all the CG Code mandatory provisions and has also met most of the recommended best practices in the CG Code throughout the current financial period. Further information concerning our corporate governance practices will be set out in the Company's 2007 Annual Report.

Having made specific enquiry, the Company can confirm that all of the Directors have complied with the Company's code of conduct regarding directors' securities transactions, prepared and adopted on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 of the Listing Rules.

Connected and continuing connected transactions

The following transactions required scrutiny by the independent shareholders during the current financial period.

- 28 February 2007: acquisition of approximately 46 per cent interest in PTIC from the Philippine Government
- 20 June 2007: approval of Indofood's Noodles Business transactions and the relevant annual caps, the revised noodles caps, the increased existing noodles caps, the 2009 noodles caps and the terms of the Noodles supply and services agreement
- 12 October 2007: acquisition of approximately 64.4 per cent interest in Lonsum by PT Salim Ivomas Pratama (SIMP) and IndoAgri

The Independent Non-executive Directors met with the Directors on several occasions to approve the following connected and continuing connected transactions.

- 30 January 2007: the proposed acquisition of approximately 46 per cent interest in PTIC from the Philippine Government
- 30 March 2007: approval of Salim Wazaran Brinjikji Limited trademark licencing and technical services agreements, revision of caps for noodles, distribution and plantation businesses transactions, approval of noodles and snack foods supply and services agreements
- 11 April 2007: the acquisition by Indofood from Pacific Carriers Ltd of an additional 35% interest in Pacsari Pte Ltd.
- 28 May 2007: the major transaction relating to the proposed acquisition by IndoAgri and SIMP of a majority interest in Lonsum
- 5 and 11 September 2007: major and possible connected transaction relating to the proposed acquisition by SIMP and IndoAgri of approximately 64.4 per cent interest in Lonsum and the Tender Offer
- 29 November 2007: revision of new distribution business transactions caps relating to PT Tristara Makmur and other packaging business transactions

Risk Management and Internal Control
The Board is responsible for maintaining an adequate system of internal controls in the Group and reviewing its effectiveness through the Audit Committee.

In addition, during the year ended 31 December 2007, the Audit Committee can advise that:

- The internal controls and accounting systems of the Group function effectively and are designed to provide reasonable assurance that material assets are protected, business risks attributable to the Group are identified and monitored, material transactions are executed in accordance with management's authorization and the financial statements are reliable for publication and compliant with all relevant laws and regulations.
- There is a process in place for identifying, evaluating and managing the material business risks faced by the Group. Such processes are incorporated in all the Group's businesses.
- There are initiatives to improve certain processes to further strengthen internal controls and enhance risk management within the Group.
- Standard governance practices; establishment of audit, nomination and remuneration committees have been made at Metro Pacific Investments Corporation and its major investments.

AUDIT OPINION
The auditors have expressed an unqualified opinion on the Group's financial statements for the year ended 31 December 2007 in their report dated 31 March 2008.

REVIEW STATEMENT BY THE AUDIT COMMITTEE
The Audit Committee has reviewed the 2007 annual results, including the accounting policies and practices adopted by the Group.

FINAL AND SPECIAL DIVIDENDS
The Board has recommended a final cash dividend of HK5.00 cents (U.S. 0.64 cent) and a special cash dividend of HK3.00 cents (U.S. 0.38 cent) per ordinary share. Subject to approval by shareholders at the 2008 Annual General Meeting, the final and special dividends will be paid in the currencies in accordance with the registered address of the shareholders (i.e. HK dollars for Hong Kong, Macau and PRC shareholders, Sterling pounds for UK shareholders and U.S. dollars for shareholders of all other countries). It is expected that the dividend warrants will be dispatched to shareholders on or about Monday, 30 June 2008.

CLOSURE OF REGISTER OF MEMBERS
The Register of Members will be closed from Saturday, 31 May 2008 to Wednesday, 4 June 2008, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final and special dividends, all properly completed transfer forms accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong Branch Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Friday, 30 May 2008.

ANNUAL REPORT
The 2007 Annual Report will be mailed to shareholders and will be available on the Company's website at www.firstpacco.com by the end of April 2008.

On behalf of the Board of Directors
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and Chief Executive Officer

31 March 2008

As at the date of this announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Albert F. del Rosario
Edward K.Y. Chen*, GBS, CBE, JP
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W. C. Tang*, KBE, *Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached documents relating to:-

> **Press release of PT. Indofood Sukses Makmur Tbk. ("Indofood"), a 51.5% subsidiary of the Company, in relation to Indofood's Full Year 2007 Financial Results, together with the Financial Statements.**

Dated this 31st day of March, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

PRESS RELEASE

INDOFOOD'S FULL YEAR 2007 FINANCIAL RESULTS

Jakarta – 31 March 2008 – PT. Indofood Sukses Makmur Tbk. ("Indofood") today reported financial results for the year ended December 31, 2007. Anthoni Salim, President Director and Chief Executive Officer, said : "2007 has been a year of significant achievement. We expanded our plantations through the acquisition of PP Perkebunan London Sumatra Indonesia Tbk (Lonsum), while strengthening our operations in other businesses. The acquisition of Lonsum allows us to move toward self sufficiency in our CPO requirements and expanded our business beyond oil palm plantation; hence the Edible Oils & Fats Group has been renamed as Agribusiness Group. With the significant increase in CPO price, Agribusiness Group performed extremely well. Nonetheless 2007 also has been a tough year for our Consumer Branded Products Group, despite the strengthening of operations. Unprecedented rise of key raw material and fuel prices in the face of weak purchasing power negatively impacted its performance".

Consolidated net sales grew 27.0% to Rp27.86 trillion from Rp21.94 trillion in 2006, resulting from the growth in sales across most of the Strategic Business Group (SBG). Consumer Branded Products which includes Food Seasonings, Snack Foods, and Nutrition & Special Foods Divisions; Bogasari, Agribusiness; and Distribution SBG posted sales growths of 15.3%, 29.1%, 64.4%, and 16.9%.

Operating profit increased 46.8% to Rp2.89 trillion with operating margin improving to 10.4%, compared with Rp1.97 trillion and 9.0%, respectively in 2006.

Net income rose significantly to Rp980.36 billion or Rp115 per share, from Rp661.21 billion or Rp78 per share in 2006, despite higher minority interest as a result of placement and listing of IndoAgri shares on the Singapore Stock Exchange in February 2007. Core profit increased to Rp1,18 trillion from Rp768.15 billion in 2006.

Indofood

Net cash provided by operation was Rp2.50 trillion, compared with Rp1.54 trillion in 2006, driven by strong operating profit growth.

The leverage ratio increased with gross and net gearing ratios recorded at 1.74 times and 1.10 times (December 31, 2006: 1.44 and 1.08 times), mainly due to higher debt incurred to finance the Lonsum acquisition.

Mr. Salim further stated : "Indofood as a "Total Food Solutions" company, supported by four complementing Strategic Business Groups is more resilient to cope with the volatility of commodity prices; hence deliver stable performance and sustainable growth in the future".

PT. INDOFOOD SUKSES MAKMUR Tbk

Board of Directors

PT INDOFOOD SUKSES MAKMUR Tbk

AND SUBSIDIARIES

SUDIRMAN PLAZA, INDOFOOD TOWER, 27th Floor, Jalan Jenderal Sudirman Kav. 76-78, Jakarta 12910, INDONESIA
Phone : (62 - 21) 57958822 Fax : (62 - 21) 57935960

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006
(Expressed in Million Rupiah, except per Share Data)

ASSETS

	2007 Rp	2006 (As Restated) Rp
CURRENT ASSETS		
Cash and cash equivalents	4,535,937	1,796,689
Short-term investments	227,337	542,490
Accounts receivable		
Trade		
Third parties - net	2,022,069	1,390,130
Related parties	114,332	58,042
Non-trade		
Third parties - net	146,972	157,702
Related parties	84,447	63,124
Inventories - net	4,169,150	2,980,805
Advances and deposits	234,186	239,102
Prepaid taxes	154,883	202,152
Prepaid expenses and other current assets	76,352	43,959
Total Current Assets	11,766,665	7,474,205
NON-CURRENT ASSETS		
Claims for tax refund	49,545	268,820
Plasma receivables - net	238,120	72,632
Deferred tax assets - net	155,613	115,092
Long-term investments	20,219	23,103
Plantations		
Mature plantations - net	3,305,778	201,812
Immature plantations	1,499,069	430,043
Property, plant and equipment - net	8,079,455	6,463,898
Deferred charges - net	439,779	223,119
Goodwill - net	3,074,823	218,989
Other non-current assets	900,400	777,770
Total Non-current Assets	17,760,801	8,793,278
TOTAL ASSETS	29,527,466	16,267,483

LIABILITIES AND SHAREHOLDERS' EQUITY

	2007 Rp	2006 (As Restated) Rp
CURRENT LIABILITIES		
Short-term bank loans and overdraft	5,734,104	2,039,684
Trust receipts payable	1,205,892	820,604
Accounts payable		
Trade		
Third parties	1,750,631	1,131,157
Related parties	71,013	53,169
Non-trade		
Third parties	478,627	180,388
Related parties	55,481	27,214
Accrued expenses	1,190,093	560,556
Taxes payable	495,556	195,793
Current maturities of long-term debts		
Bonds payable - net	1,224,464	-
Bank loans	567,509	1,315,586
Obligations under capital leases	2,995	70
Total Current Liabilities	12,776,365	6,324,301
NON-CURRENT LIABILITIES		
Long-term debts - net of current maturities		
Bank loans	668,719	883,622
Bonds payable - net	2,980,430	2,192,123
Obligations under capital leases	3,417	113
Total long-term debts	3,652,566	3,075,858
Deferred tax liabilities - net	1,517,928	743,684
Estimated liabilities for employee benefits	729,049	428,152
Total Non-current Liabilities	5,899,543	4,247,694
GOODWILL - net	3,134	3,312
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	3,721,828	657,713
SHAREHOLDERS' EQUITY		
Capital stock - Rp 100 par value		
Authorized - 30,000,000,000 shares		
Issued and fully paid - 9,444,189,000 shares	944,419	944,419
Additional paid-in capital	1,182,046	1,182,046
Differences in values of restructuring transactions among entities under common control	(1,051,958)	(989,441)
Unrealized gains on investments in marketable securities - net	154,167	81,207
Differences arising from changes in equities of Subsidiaries	1,611,683	173,141
Differences arising from foreign currency translations	28,057	(2,497)
Pro forma capital	-	103,377
Retained earnings		
Appropriated	55,000	50,000
Unappropriated	4,944,251	4,233,280
Treasury stock - 915,600,000 shares	(741,069)	(741,069)
Net Shareholders' Equity	7,126,596	5,034,463
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	29,527,466	16,267,483

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Expressed in Million Rupiah, except per Share Data)

	2007 Rp	2006 (As Restated) Rp
NET SALES	27,858,304	21,941,558
COST OF GOODS SOLD	21,281,752	16,761,335
GROSS PROFIT	6,576,552	5,180,223
OPERATING EXPENSES		
Selling	2,339,110	2,077,419
General and administrative	1,343,014	1,131,043
Total Operating Expenses	3,682,124	3,208,462
INCOME FROM OPERATIONS	2,894,428	1,971,761
OTHER INCOME / (CHARGES)		
Interest income	158,309	63,370
Interest expense and other financing charges	(710,045)	(818,402)
Gains on foreign exchange - net	13,500	95,418
Others - net	(290,963)	(92,941)
Other Charges - Net	(829,199)	(750,555)
INCOME BEFORE INCOME TAX BENEFIT / (EXPENSE)	2,065,229	1,221,206
INCOME TAX BENEFIT / (EXPENSE)		
Current	(878,006)	(459,394)
Deferred	181,164	(12,635)
Income Tax Expense - Net	(696,842)	(472,029)
INCOME BEFORE MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES AND PRO FORMA ADJUSTMENT	1,368,387	749,177
MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	(387,270)	(90,837)
PRO FORMA ADJUSTMENT	(760)	2,870
NET INCOME	980,357	661,210
EARNINGS PER SHARE		
Income from Operations	339	231
Net Income	115	78

Notes : 1. The above financial information are derived from the consolidated financial statements that have been audited by Purwantono, Sarwoko & Sandjaja, registered public accountants, who have issued an unqualified opinion in its report dated March 19, 2008.
2. Earnings per share is computed based on the weighted average number of outstanding shares during the years.
3. The foreign exchange rates used at December 31, 2007 and 2006 were Rp 9,419 and Rp 9,020 to US$ 1, respectively.
4. The 2006 consolidated financial statements have been restated to reflect the effects of the acquisition of entities under common control in March 2007 as if it occurred on January 1, 2006 in accordance with SFAS No. 38 (Revised 2004), "Accounting for Restructuring Transactions among Entities under Common Control".

Jakarta, March 31, 2008

The Board of Directors
PT INDOFOOD SUKSES MAKMUR Tbk

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 00142)
Website: http://www.firstpacco.com

ANNOUNCEMENT

APPOINTMENT OF NEW DIRECTOR

The Board of Directors (the "Board") of First Pacific Company Limited (the "**Company**") is pleased to announce that Mr. Napoleon L. Nazareno ("Mr. Nazareno") has been appointed as a Non-executive Director of the Company with effect from 31st March, 2008.

Mr. Nazareno, aged 58, is concurrently the President and CEO of the Philippines' leading telecommunications carrier, Philippine Long Distance Telephone Company ("PLDT"), and its wholly owned wireless subsidiary, Smart Communications, Inc. ("SMART"), the largest mobile operator in the country. He is also President and CEO of Pilipino Telephone Corporation ("Piltel"), SMART's mobile phone service subsidiary.

Mr. Nazareno graduated in 1970 at the University of San Carlos in Cebu with a Bachelor of Science degree in Mechanical Engineering. He obtained a Master in Business Management degree at the Asian Institute of Management in 1973. He also took the INSEAD Executive Program at the European Institute of Business Administration in Fountainbleau, France in 1983.

Mr. Nazareno's experience in business spans several countries over 30 years. Occupying senior management and executive positions, his experience encompasses a broad range of industries, namely: packaging, bottling, petrochemicals, real estate and in the last decade, telecommunications and information technology.

Mr. Nazareno's career started in the packaging business. In 1973, he worked as an assistant product manager at the Flexible Packaging Division in Phimco Industries, Inc. and in 1981, he joined the international firm Akerlund & Rausing as Acting Production Manager in the local office. In 1989, he was named President and CEO of Akerlund & Rausing (Phils.). In 1995, Mr. Nazareno moved to Metro Pacific Corporation, serving as its President and CEO until 1999.

In 1998, Mr. Nazareno moved on to the telecommunications industry as President and CEO of Piltel, a cellular affiliate of PLDT. Mr. Nazareno was instrumental in restructuring Piltel's debts in 2001, the largest debt restructuring in the country implemented on a consensual basis, without involving the Philippine Securities and Exchange Commission and the courts. He continues to head Piltel, now a subsidiary of SMART. Mr. Nazareno became President and CEO of SMART in January 2000.

Mr. Nazareno will hold office as a Non-executive Director of the Company until the next following annual general meeting of the Company and then he shall be eligible for re-election at that meeting, pursuant to the Bye-laws of the Company.

In addition to any remuneration otherwise payable under the Company's Bye-laws, Mr. Nazareno is entitled to receive by way of remuneration for his service the sum of US$5,000 for each meeting of the Board of Directors or Committee of the Board which he attends in person or by telephone conference call, as shall be determined from time to time by the Board.

Save as disclosed above, Mr. Nazareno has confirmed to the Company that he has not held directorship in any other listed companies in the last three years, nor has he previously held any positions with the Company. He does not have any relationship with any director, senior management or substantial or controlling shareholders of the Company.

As at the date of this announcement, Mr. Nazareno holds 10,487 common shares in PLDT, 6,648 common shares in Metro Pacific Investments Corporation. Other than as disclosed, Mr. Nazareno does not hold any shares or underlying shares or debentures of the Company or of any of its associated corporations within the meaning of Part XV of the Securities and Futures Ordinance.

The Board is not aware of any matter in relation to the appointment of Mr. Nazareno that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other matter that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

Hong Kong, 1st April, 2008

As at the date of this announcement, the Board of the Company comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Albert F. del Rosario
Sutanto Djuhar
Ibrahim Risjad

Tedy Djuhar
Benny S. Santoso
Napoleon L. Nazareno
Graham L. Pickles*
Edward K.Y. Chen*, *GBS, CBE, JP*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

END